UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

REPORT OF QUARTERLY INFORMATION REVIEW

To the Shareholders, Board Members and Directors of

TELEFÔNICA BRASIL S.A.

São Paulo - SP

Introduction

We have reviewed the individual and consolidated interim accounting information of TELEFÔNICA BRASIL S.A. and subsidiaries, contained in the ITR (Quarterly Information Form), referring to the quarter ended on September 30, 2012, which comprises the balance sheet as at September 30, 2012 and related statements of income and of comprehensive income for the periods of three and nine months then ended and of changes in shareholders’ equity and of cash flow for the nine-month period then ended, including the notes thereto.

The management is responsible for the preparation of the individual interim accounting information according to Technical Pronouncement CPC 21 – Interim Statement and interim consolidated accounting information according to CPC 21 and international standard IAS 34 – Interim Financial Reporting, issued by International Accounting Standards Board – IASB, as well as for the presentation of such information according to standards issued by CVM (SEC), applicable to the preparation of Quarterly Information - ITR. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with the Brazilian and international standards of review of interim information (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade e ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of inquiries, mainly to those responsible for financial and accounting matters, and the application of analytical procedures and other review procedures.

The scope of a review is significantly less in scope than an audit and, consequently, it did not allow us to obtain assurance that we became aware of all significant matters which could be identified in an audit. Accordingly, we did not express an audit opinion.

Conclusion on individual interim information

Based on our review, we are not aware of any fact which makes us believe that the individual interim accounting information included in the aforesaid quarterly information was not prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of Quarterly Information (ITR) and presented in accordance with the Brazilian SEC (CVM) regulations.

Conclusion on consolidated interim information

Based on our review, we are not aware of any fact which makes us believe that the consolidated interim accounting information included in the aforesaid quarterly information was not prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of Quarterly Information (ITR) and presented in accordance with Brazilian SEC (CVM) regulations.

Other matters

Interim statement of value added

We have also reviewed the individual and consolidated statement of value added (SVA), referring to the nine-month period ended September 30, 2012, prepared under the Company’s management responsibility, the presentation of which in the interim information is required according to standards issued by CVM, regulations applicable to the preparation of the Quarterly Information – ITR and considered as supplementary information by IFRS’s standards, which do not require the presentation of the SVA. These statements were submitted to the same review procedures previously described and, based on our review, we have no knowledge of any fact which could make us believe that they were not prepared, in all material aspects, in accordance with individual and consolidated interim accounting information taken as a whole.

Audit and review of comparative amounts of previous year

The Quarterly Information – ITR, mentioned in the first paragraph, includes accounting information corresponding to income, comprehensive income, changes in shareholders’ equity, cash flows and added value of the quarter ended September 30, 2011, obtained from the Quarterly Information – ITR from that period, and those from the balance sheet of December 31, 2011, obtained from the financial statements as of December 31, 2011, presented for comparison purposes. The review of the Quarterly Information – ITR of the quarter ended September 30, 2011 and the examination of the financial statements from the period ended December 31, 2011 were conducted under the responsibility of other independent auditors, who issued review and audit reports dated November 07, 2011 and February 14, 2012, respectively, with no changes.

São Paulo, November 05, 2012.

CRC Nº 2SP013002/O-3

Clóvis Ailton Madeira

CTCRC Nº 1SP106895/O-1 "S"

TELEFONICA BRASIL S. A. Balance sheets At September 30, 2012 and December 31, 2011 (In thousands of reais)

	Company		Consolidated			Company		Consolidated
ASSETS	Sep/2012	Dec/2011	Sep/2012	Dec/2011	LIABILITIES AND EQUITY	Sep/2012	Dec/2011	Sep/2012	Dec/2011

CURRENT ASSETS	6,478,241	4,775,480	15,938,965	11,810,118	CURRENT LIABILITIES	5,635,117	6,398,178	11,957,790	12,740,263
Cash and cash equivalents	2,822,146	826,902	6,739,949	2,940,342	Payroll and related accruals	239,888	244,438	465,395	495,624
Trade accounts receivable, net	2,360,864	2,286,636	5,196,648	5,105,860	Trade accounts payable	1,979,080	2,396,987	4,754,320	6,037,315
Inventories	26,816	31,836	463,750	471,721	Taxes, charges and contributions	503,349	700,187	1,729,890	1,691,991
Taxes recoverable	702,354	1,130,761	2,095,266	2,495,066	Loans and financing	417,619	510,899	918,160	988,413
Escrow deposits	-	-	217,401	116,421	Debentures	141,334	468,624	141,334	468,624
Operations with derivatives	13	674	1,728	1,840	Dividends and interest on shareholders equity	1,292,946	972,986	1,292,946	972,986
Prepaid expenses	52,226	37,705	424,129	255,056	Provisions	318,718	287,137	460,913	416,313
Dividends and interest on shareholders equity	203,438	172,679	-	-	Operations with derivatives	9,810	10,960	31,676	51,162
Other assets	310,384	288,287	800,094	423,812	Deferred revenues	70,110	84,956	1,338,027	761,268
					Reverse split of fractional shares	346,037	346,396	389,594	389,953
					Other liabilities	316,226	374,608	435,535	466,614
NONCURRENT ASSETS	51,055,322	50,269,267	52,722,843	53,679,855
Short-term investments pledged as collateral	-	-	83,817	99,114
Trade accounts receivable, net	-	-	86,852	84,855	NONCURRENT LIABILITIES	7,555,118	5,320,852	12,360,690	9,418,925
Taxes recoverable	562,470	787,852	756,355	1,014,959	Taxes, charges and contributions	30,640	32,390	471,535	433,071
Deferred taxes	-	-	1,136,618	1,428,878	Deferred taxes	1,041,686	788,954	1,041,686	788,954
Escrow deposits	3,112,589	2,815,964	3,853,438	3,400,244	Loans and financing	1,004,450	1,277,783	4,265,421	3,959,115
Operations with derivatives	57,933	35,142	316,563	225,935	Debentures	2,802,093	787,807	2,802,093	787,807
Prepaid expenses	14,755	18,290	38,897	32,138	Provisions	2,593,233	2,336,981	3,566,217	3,147,085
Other assets	130,233	109,221	145,686	148,293	Operations with derivatives	3,669	13,382	41,854	78,369
					Deferred revenues	44,788	38,616	135,207	156,266
INVESTMENTS	21,469,845	20,245,883	23,438	37,835	Other liabilities	34,559	44,939	36,677	68,258

PROPERTY, PLANT AND EQUIPMENT, NET	9,749,747	9,691,517	17,002,462	17,153,920
					TOTAL EQUITY	44,343,328	43,325,717	44,343,328	43,330,785
INTANGIBLE ASSETS, NET	15,957,750	16,565,398	29,278,717	30,053,684
					EQUITY	44,343,328	43,325,717	44,343,328	43,325,717
					Capital	37,798,110	37,798,110	37,798,110	37,798,110
					Capital reserve	2,686,897	2,719,665	2,686,897	2,719,665
					Income reserve	877,322	877,322	877,322	877,322
					Premium on acquisition of non-controlling interest	(70,448)	(29,929)	(70,448)	(29,929)
					Other comprehensive income	13,024	7,520	13,024	7,520
					Retained earnings	3,038,423	-	3,038,423
					Additional dividend proposed	-	1,953,029	-	1,953,029

					NON-CONTROLLING INTEREST	-	-	-	5,068

TOTAL ASSETS	57,533,563	55,044,747	68,661,808	65,489,973	TOTAL LIABILITIES AND EQUITY	57,533,563	55,044,747	68,661,808	65,489,973

TELEFONICA BRASIL S. A.
Income statements
Periods ended September 30, 2012 and 2011
(In thousands of reais)

	Company		Consolidated
	Sep/2012	Dec/2011	Sep/2012	Dec/2011

OPERATING INCOME, NET	9,634,159	11,281,085	25,021,083	20,528,645

Cost of goods and services	(5,721,941)	(6,716,186)	(12,283,715)	(10,818,490)

GROSS PROFIT	3,912,218	4,564,899	12,737,368	9,710,155

OPERATING INCOME (EXPENSES)	(612,545)	(1,391,723)	(7,941,767)	(5,898,112)
Selling expenses	(2,344,813)	(2,226,401)	(6,528,318)	(4,843,687)
General and administrative expenses	(529,718)	(444,796)	(1,604,454)	(1,177,473)
Equity pickup	2,436,034	1,218,967	-	-
Other operating income (expenses), net	(174,048)	60,507	191,005	123,048

OPERATING INCOME BEFORE FINANCIAL INCOME AND EXPENSES	3,299,673	3,173,176	4,795,601	3,812,043

Financial income (expenses), net	(75,662)	(32,155)	(165,593)	(46,186)

INCOME BEFORE TAXES	3,224,011	3,141,021	4,630,008	3,765,857

Income and social contribution taxes	(244,688)	(247,621)	(1,652,077)	(865,931)

NET INCOME FOR THE PERIOD	2,979,323	2,893,400	2,977,931	2,899,926

Attributable to:
Net income attributed to non-controlling shareholders	-	-	(1,392)	6,526
Net income attributed to controlling shareholders	2,979,323	2,893,400	2,979,323	2,893,400

Basic and diluted earnings per common share	2.49	3.15
Basic and diluted earnings per preferred share	2.74	3.46

TELEFONICA BRASIL S. A. Statements of comprehensive income Periods ended September 30, 2012 and 2011 (In thousands of reais)

	Company		Consolidated
	09/30/12	09/30/11	09/30/12	09/30/11
Net income for the period	2,979,323	2,893,400	2,977,931	2,899,926

Unrealized gains (losses) with investments available for sale	(5,781)	(7,999)	(5,781)	(7,999)
Taxes on unrealized gains (losses) with investments available for sale	1,966	2,720	1,966	2,720
Gains (losses) – operations with derivatives	-	-	7,649	-
Taxes on gains (losses) – operations with derivatives	-	-	(2,601)	-
Cumulative translation adjustments – operations in foreign currency	4,271	6,154	4,271	6,154
Interest in comprehensive income of subsidiaries	5,048	-	-	-

Net gains (losses) recognized in equity	5,504	875	5,504	875

Comprehensive income for the period	2,984,827	2,894,275	2,983,435	2,900,801

Attributable to:
Net income attributed to non-controlling shareholders	-	-	(1,392)	6,526
Net income attributed to controlling shareholders	2,984,827	2,894,275	2,984,827	2,894,275

Basic and diluted earnings per common share	2.49	3.15
Basic and diluted earnings per preferred share	2.74	3.46

TELEFONICA BRASIL S. A.
Statements of changes in equity
Period ended September 30, 2012 and year ended December 31, 2011
(In thousands of reais)

			Capital reserve			Income reserve			Other comprehensive income
	Capital	Premium on acquisition of non-controlling interest	Special goodwill reserve	Capital reserve	Treasury stock	Legal reserve	Retained earnings	Additional dividend proposed	Financial instruments available for sale, net of income and social contribution taxes	Operations with derivatives	Translation difference of investments abroad	Company’s equity	Non-controlling interest	Total equity

Balances at December 31, 2010	6,575,480	-	63,074	2,688,207	(17,719)	659,556	-	1,694,099	13,296	-	(8,879)	11,667,114	-	11,667,114

Additional dividend proposed for 2010	-	-	-	-	-	-	-	(1,694,099)	-	-	-	(1,694,099)	-	(1,694,099)
Expired dividends and interest on shareholders equity, net of taxes	-	-	-	-	-	-	55,997	-	-	-	-	55,997	-	55,997
Capital increase due to merger of Vivo Participações shares on April 27, 2011	31,222,630	-	-	47,723	-	-	-	-	-	-	-	31,270,353	-	31,270,353
Withdrawal rights to shareholders due to the merger of Vivo	-	-	-	-	(3)	-	-	-	-	-	-	(3)	-	(3)
Repurchase of shares	-	-	-	-	(44,365)	-	-	-	-	-	-	(44,365)	-	(44,365)
Non-controlling interest	-	(29,929)	-	-	-	-	-	-	-	-	-	(29,929)	(1,813)	(31,742)
Other comprehensive income	-	-	-	-	-	-	-		(5,279)	-	6,154	875	-	875
Net income for the period	-	-	-	-	-	-	2,893,400	-	-	-	-	2,893,400	6,526	2,899,926
Interest on shareholders equity and interim dividends	-	-	-	-	-	-	(1,632,400)	-	-	-	-	(1,632,400)	-	(1,632,400)

Balance at September 30, 2011	37,798,110	(29,929)	63,074	2,735,930	(62,087)	659,556	1,316,997	-	8,017	-	(2,725)	42,486,943	4,713	42,491,656

Expired dividends and interest on shareholders equity, net of taxes	-	-	-	-	-	-	51,877	-	-	-	-	51,877	-	51,877
Repurchase of shares	-	-	-	-	(17,252)	-	-	-	-	-	-	(17,252)	-	(17,252)
Other comprehensive income	-	-	-	-	-	-	(42,997)		1,867	1,995	(1,634)	(40,769)	-	(40,769)
Net income for the year	-	-	-	-	-	-	1,461,918	-	-	-	-	1,461,918	355	1,462,273
Allocation of income:														-
Legal reserve	-	-	-	-	-	217,766	(217,766)	-	-	-	-	-	-	-
Interest on shareholders equity	-	-	-	-	-	-	(617,000)	-	-	-	-	(617,000)	-	(617,000)
Additional dividend proposed	-	-	-	-	-	-	(1,953,029)	1,953,029	-	-	-	-	-	-

Balances at December 31, 2011	37,798,110	(29,929)	63,074	2,735,930	(79,339)	877,322	-	1,953,029	9,884	1,995	(4,359)	43,325,717	5,068	43,330,785

Additional dividend proposed for 2011	-	-	-	-	-	-	-	(1,953,029)	-	-	-	(1,953,029)	-	(1,953,029)
Expired dividends and interest on shareholders equity, net of taxes	-	-	-	-	-	-	62,340	-	-	-	-	62,340	-	62,340
Other changes in equity	-	-	-	-	-	-	(3,240)	-	-	-	-	(3,240)	(23)	(3,263)
Repurchase of shares	-	-	-	-	(32,768)	-	-	-	-	-	-	(32,768)	-	(32,768)
Non-controlling interest	-	(40,519)	-	-	-	-	-	-	-	-	-	(40,519)	(3,653)	(44,172)
Other comprehensive income	-	-	-	-	-	-	-		(3,815)	5,048	4,271	5,504	-	5,504
Net income for the period	-	-	-	-	-	-	2,979,323	-	-	-	-	2,979,323	(1,392)	2,977,931

Balance at September 30, 2012	37,798,110	(70,448)	63,074	2,735,930	(112,107)	877,322	3,038,423	-	6,069	7,043	(88)	44,343,328	-	44,343,328

												-		-
Outstanding shares (in thousands)														1,123,269

VPA – equity value of Company’s shares														39.48

TELEFONICA BRASIL S. A. Cash flow statements
Periods ended September 30, 2012 and 2011
(In thousands of reais)

	Company		Consolidated
	09/30/12	09/30/11	09/30/12	09/30/11
CASH FLOW FROM OPERATING ACTIVITIES:

Income before taxes	3,224,011	3,141,021	4,630,008	3,765,857

Items not affecting cash

Expenses (revenues) not representing changes in cash	92,851	525,892	4,844,143	3,998,540
Depreciation and amortization	1,970,491	1,431,705	4,055,797	3,263,737
Foreign exchange variation on loans	4,424	38,152	5,226	51,344
Monetary variation	(10,723)	(47,836)	(12,453)	(46,099)
Equity pickup	(2,436,034)	(1,218,967)	-	-
(Income) loss on assets written off	12,059	(82,238)	(411,949)	(105,227)
Provision for impairment	211,155	229,249	507,740	369,073
Pension and other post-retirement benefits	(3,517)	(8,514)	(10,193)	(10,458)
Provisions for tax, labor, regulatory and civil contingencies	167,386	49,819	302,537	104,647
Interest expenses	184,055	122,651	387,693	285,420
Provision for demobilization	(188)	146	(6,969)	(485)
Provisions for customer loyalty programs	-	-	13,505	5,854
Other	(6,257)	11,725	13,209	80,734

(Increase) decrease in operating assets:	129,270	(708,724)	(332,292)	(680,718)
Trade accounts receivable, net	(285,383)	(477,292)	(600,522)	(709,458)
Inventories	5,020	1,768	(9,319)	(83,294)
Other current assets	328,933	(4,924)	255,480	167,863
Other noncurrent assets	80,700	(228,276)	22,069	(55,830)

Increase (decrease) in operating liabilities:	(587,949)	(600,690)	(2,321,483)	(1,602,014)
Payroll and related accruals	(4,550)	(8,037)	(30,230)	19,419
Trade accounts payable	(197,941)	172,739	(859,156)	(177,555)
Taxes payable	(123,265)	109,501	(70,468)	174,923
Other current liabilities	(91,294)	(186,134)	(106,141)	(240,832)
Other noncurrent liabilities	(11,035)	13,005	(65,812)	(2,404)
Interest paid	(150,380)	(123,691)	(321,332)	(343,439)
Income and social contribution taxes paid	(9,484)	(578,073)	(868,344)	(1,032,126)

Cash generated by operating activities	2,858,183	2,357,499	6,820,376	5,481,665

CASH FLOW FROM INVESTING ACTIVITIES:

Additions to PP&E and intangible assets, net of donations	(1,659,981)	(1,762,790)	(3,695,044)	(2,938,740)
Cash received from sale of PP&E items	6,274	124,326	596,993	173,810
Cash received from divestitures	7,551	-	10,069	-
Dividends and interest on shareholders equity received	1,208,218	-	5,129	-
Cash and cash equivalents through entity consolidation	-	-	-	31,095
Cash and cash equivalents through business combination	-	-	-	1,982,898
Capital increase in subsidiaries	(23,638)	-	-	-

Net cash used in investing activities	(461,576)	(1,638,464)	(3,082,853)	(750,937)

CASH FLOW FROM FINANCING ACTIVITIES:

Payment of loans, financing and debentures	(742,766)	(1,046,057)	(1,061,553)	(1,234,277)
Loans and debentures raised	2,000,000	1,924,613	2,815,302	758,908
Payment net of derivative agreements	(7,944)	41,058	(41,012)	39,273
Acquisition of non-controlling interest	(44,172)	(33,850)	(44,172)	(33,850)
Repurchase of treasury shares	(32,768)	(44,369)	(32,768)	(44,369)
Dividends and interest on shareholders equity paid	(1,573,713)	(1,524,706)	(1,573,713)	(2,639,578)

Net cash (generated by) used in financing activities	(401,363)	(683,311)	62,084	(3,153,893)

Increase in cash and cash equivalents	1,995,244	35,724	3,799,607	1,576,835

Cash and cash equivalents at beginning of period	826,902	1,089,089	2,940,342	1,556,715
Cash and cash equivalents at end of period	2,822,146	1,124,813	6,739,949	3,133,550

Changes in cash for the period	1,995,244	35,724	3,799,607	1,576,835

TELEFONICA BRASIL S.A.
Statement of value added
Periods ended September 30, 2012 and 2011
(In thousands of reais)

	Company		Consolidated
	09/30/12	09/30/11	09/30/12	09/30/11

Revenues	12,850,875	15,447,538	33,918,764	28,098,659
Sale of goods and services	12,868,683	15,448,579	34,009,730	28,022,540
Other revenues	193,347	228,208	416,774	445,192
Provision for impairment	(211,155)	(229,249)	(507,740)	(369,073)

Inputs acquired from third parties	(5,661,059)	(6,787,633)	(11,979,338)	(12,796,357)
Cost of goods, products and services sold	(3,937,051)	(5,071,684)	(7,255,027)	(8,730,040)
Materials, electric energy, outsourced services and other	(1,753,378)	(1,819,347)	(5,172,364)	(4,188,648)
Loss/recovery of asset values	29,370	103,398	448,053	122,331

Gross value added	7,189,816	8,659,905	21,939,426	15,302,302

Retentions	(1,970,491)	(1,431,705)	(4,055,797)	(3,263,737)
Depreciation and amortization	(1,970,491)	(1,431,705)	(4,055,797)	(3,263,737)

Net value added produced by entity	5,219,325	7,228,200	17,883,629	12,038,565

Transferred value added received	2,834,672	1,626,327	832,325	807,733
Equity pickup	2,436,034	1,218,967		-
Financial income	398,638	407,360	832,325	807,733

Total value added to be distributed	8,053,997	8,854,527	18,715,954	12,846,298

Distribution of value added	8,053,997	8,854,527	18,715,954	12,846,298

Payroll and related accruals	627,877	604,985	1,566,491	1,164,388
Direct compensation	406,712	402,409	1,000,832	769,146
Benefits	162,900	162,166	463,859	325,659
Unemployment compensation fund contribution tax (FGTS)	58,265	40,410	101,800	69,583
Taxes, charges and contributions	3,594,480	4,426,197	11,687,509	6,735,773
Federal	1,057,842	1,172,818	4,565,774	3,264,377
State	2,491,544	3,218,375	7,046,206	3,410,421
Local	45,094	35,004	75,529	60,975
Debt remuneration	545,101	748,415	2,029,056	1,793,997
Interest	472,996	436,984	995,100	849,789
Rent	72,105	311,431	1,033,956	944,208
Equity remuneration	2,979,323	2,893,400	2,977,931	2,899,926
Interest on sharehoders equity	-	1,250,000	-	1,250,000
Retained earnings	2,979,323	1,643,400	2,979,323	1,643,400
Non-controlling interest	-	-	(1,392)	6,526
Other	307,216	181,530	454,967	252,214
Provisions for labor and civil contingencies, net	307,216	181,530	454,967	252,214

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

1.    OPERATIONS

a. Shareholding controlling interest

Telefonica Brasil S.A. (“Company” or Telefonica Brasil) is headquartered at Rua Martiniano de Carvalho, 851, in the capital city of the state of São Paulo, Brazil. The Company is a member of Telefonica Group (Group), the telecommunications industry leader in Spain which is also present in several European and Latin American countries. At September 30, 2012 and December 31, 2011, Telefónica S.A., holding company of the Group, held total direct and indirect interest of 73.81%, excluding treasury shares, 91.76% of which are common shares and 64.60% are preferred shares.

b. Operations

The Company’s main business purposes is the rendering of fixed line services and data services in the state of São Paulo, under Fixed Switched Telephone Service Concession Arrangement (STFC) and authorizations, respectively. The Company and its subsidiaries have are also authorized to render other telecommunications services, such as: data communication, including broadband internet, mobile telephone services (Personal Mobile Services – SMP) and pay TV services, being (i)  by satellite all over the country; (ii)  MMDS technology in the cities of São Paulo, Rio de Janeiro, Curitiba and Porto Alegre, and iii)  cable in the cities of São Paulo, Curitiba, Foz do Iguaçu and Florianópolis.

Service concessions and authorizations are granted by Brazil's Telecommunications Regulatory Agency (ANATEL), under the terms of Law No. 9472, of July 16, 1997 – General Law of Telecommunications (“Lei Geral das Telecommunicações” - LGT), amended by Laws No.  9986, of July 18, 2000 and No. 12485, of September 12, 2011 (Notes 1.b.1 and 1.b.2).

b.1. Fixed Switch Telephone Service Concession Arrangement (STFC)

The Company is a concessionaire of the STFC to render fixed line services in the local network and national long distance calls originated in sector 31 of region 3, which comprises the state of São Paulo (except for cities comprising sector 33), established in the General Service Concession Plan (PGO/2008).

The Company’s current STFC was executed on June 30, 2011, is effective from July 1, 2011 to December 31, 2025, and was granted for valuable consideration. This arrangement provides for the possibility of amendments on December 31, 2015 and December 31, 2020. This condition allows ANATEL to set up new requirements and goals for universal and quality of telecommunication services, considering the conditions in place at the time.

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

The service concession arrangement establishes that all assets owned by the Company and that are indispensable to the provision of the services described in the referred to arrangement are considered reversible assets and are deemed to be part of the service concession assets. These assets will be automatically returned to ANATEL upon termination of the service concession arrangement, according to the regulation in force. At September 30, 2012, estimated residual value of reversible assets was R$6,740,831 (R$6,698,899 at December 31, 2011), which comprised switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

In accordance with the service concession arrangement, every two years, during the arrangement’s 20-year effective term, the Company shall pay a fee which will correspond to 2% (two percent) of its prior-year STFC revenue, net of taxes and social contributions.

b.2. SMP-related authorizations and frequencies

The business of Vivo S.A. (Vivo), fully-controlled by the Company, including the services it can provide, is also regulated by ANATEL. It operates under regulations and supplementary plans issued.

Frequency authorizations granted by ANATEL for mobile telephone services may be renewed only once, for a 15-year period, through payment of fees equivalent to 2% (two percent) of the Company’s prior-year revenue, net of taxes and social contributions, related to the application of the Basic and Alternative Plans of Service.

Vivo is engaged in mobile telephone services (Personal Mobile Service – SMP), including activities necessary or useful for the performance of these services, in conformity with the authorizations granted to it.

In the auctions for sale of national frequencies of 2.5 GHz pegged to the range of 450 MHz conducted by ANATEL on June 12 and 13, 2012, Vivo won lot 3 among those offered, in accordance with public notice No. 004/2012/PVCP/SPV-Anatel.

Accordingly, when this lot is awarded to Vivo, it will improve its services to the fourth generation technology (4G) all over Brazil, and will operate at the range of 2.5 GHz, with bandwidth of 20+20 Mhz. In addition to bandwidth of 2.5 GHz, this lot includes a bandwidth of 450 MHz for rural areas in the interior of Alagoas, Ceará, Minas Gerais, Paraíba, Pernambuco, Piauí, Rio Grande do Norte, São Paulo and Sergipe states.

The amount offered for lot 3 was R$1.05 billion. The amount to be paid and the terms of use will observe the rules provided for by the public notice and determined by ANATEL, adjusted in accordance with the remaining term of the licenses.

The final amount of licenses will be recorded as intangible assets by Vivo upon execution of the terms together with ANATEL, which may occur in the fourth quarter of 2012 (Note 36).

Information on operation areas (regions) and deadlines of authorization for radiofrequencies of 800/1900/2100 MHz and of the 23 lots (900 and 1800 Mhz) won by Vivo, are the same of Note 1.b2 – Authorization and Frequencies in the financial statements as of December 31, 2011.

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

c. Share trading on stock exchanges

c.1) Shares traded on the São Paulo Stock Exchange (BM&F Bovespa)

On September 21, 1998, the Company started trading its shares on the São Paulo Stock Exchange (BM&F Bovespa), under tickers TLPP3 and TLPP4, for common and preferred shares.

In the Special Shareholders' Meeting of Vivo Participações S.A. (Vivo Part.) and Telecomunicações de São Paulo S. A. (Telesp) held on October 3, 2011, merger of Vivo Part. into Telesp was approved. On the same date, its corporate name changed to Telefonica Brasil S.A., and on October 6, 2011 the Company changed its ticker codes to VIVT3 and VIVT4 for common and preferred shares, respectively, and the stock exchange code to Telefonica Brasil (see Note 3).

c.2) Shares traded on the New York Stock Exchange (NYSE)

On November 16, 1998, the Company started the ADR trading process on the New York Stock Exchange (NYSE), which currently have the following characteristics:

•         Type of share: preferred.

•         Each ADR represents 1 (one) preferred share.

•         Shares are traded as ADR through code “VIV” on the NYSE.

•         Foreign depositary bank: The Bank of New York.

•         Custodian bank in Brazil: Banco Itaú S.A.

d. Agreement between Telefónica S.A. and Telecom Itália

In October 2007, TELCO S.p.A. (in which Telefónica S.A. holds 42.3% interest) completed the acquisition of 23.6% of Telecom Italia. Vivo is an indirect subsidiary of Telefónica S.A. Telecom Italia holds interest in TIM Participações S.A. (TIM), a mobile telephone service company in Brazil. As a result of the acquisition of its interest in Telecom Itália, Telefónica S.A. is not directly involved in TIM operations. Furthermore, any transactions between the Company, Vivo and TIM are ordinary mobile telephone transactions regulated by ANATEL.

2.   BASIS FOR PREPARATION AND PRESENTATION OF QUARTERLY INFORMATION

The consolidated quarterly information (ITR) as of September 30, 2012 is presented in thousands of reais (except where otherwise indicated) and is presented considering the Company’s ability to continue as a going concern.

The individual quarterly information was prepared and is presented in accordance with accounting practices adopted in Brazil, which comprise Brazilian Securities and Exchange Commission (CVM) rules and Brazilian Financial Accounting Standards Board (CPC) pronouncements, which are in compliance with the standards and procedures under the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), except for investment in subsidiaries, which are measured using the equity method.

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

The consolidated quarterly information was prepared and is presented in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB), which are not different from accounting practices adopted in Brazil, which comprise CVM rules and CPC pronouncements.

This quarterly information was prepared in accordance with accounting principles, practices and criteria consistent with those adopted in the preparation of the financial statements of the financial year ended December 31, 2011, in addition to the new pronouncements, interpretations and amendments effective beginning January 1, 2012, as follows:

•      Amendments to IAS 12, Income Tax – Recovery of Underlying Assets:  This amendment provided clarification on how to calculate deferred taxes on investment properties measured at fair value. It introduced the rebuttable presumption that deferred taxes on investment properties measured at fair value under IAS 40 should be defined considering that their book value will be recovered through sale. The Telefonica Group decided not to assess its investment properties under the fair value method upon first-time adoption of IFRS, so this revision does not apply.

•      Amendments to IFRS 7, Financial Instruments:  Disclosures – Enhanced Derecognition Disclosure Requirements: This amendment requires additional disclosure on financial assets transferred, yet not derecognized, so as to enable the financial information users to understand the relation with those assets not derecognized and related liabilities. Furthermore, this amendment requires disclosures as to the ongoing involvement in the derecognized financial assets so that the user can evaluate the nature of the entity’s ongoing involvement in these derecognized assets and related risks. This amendment became effective for annual periods beginning on or after July 1, 2011; in Brazil, it will become effective after CPC approval and CVM ruling for publicly-held companies. This amendment is currently in the CPC public hearing.

We should point out that this amendment only affects disclosures – however currently not applicable to the Company –, and has no impact on the Company’s financial position or performance.

New IFRS and interpretations of the International Financial Reporting Interpretations Committee (IFRIC) not yet effective as of September 30, 2012

At the date this quarterly information was prepared, the following IFRS, amendments and IFRIC interpretations had been issued, but their application was not mandatory:

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

Standards and Amendments to Standards		Mandatory application: years beginning on or after
Amendments to IAS 1	Presentation of other comprehensive income account	July 1, 2012
Amendments to IFRS 1	First-time Adoption of the International Financial Reporting Standards (IFRS)	January 1, 2013
IFRS 10	Consolidated Financial Statements	January 1, 2013
IFRS 11	Joint Arrangements	January 1, 2013
IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013
IFRS 13	Fair Value Measurement	January 1, 2013
IAS 19 revised	Employee Benefits	January 1, 2013
IAS 27 revised	Separate Financial Statements	January 1, 2013
IAS 28 revised	Investments in Associates and Joint Ventures	January 1, 2013
Amendments to IFRS 7	Disclosure – Offsetting Financial Assets and Financial Liabilities	January 1, 2013
IFRS enhanced	2009-2011 cycle	January 1, 2013
Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities	January 1, 2014
IFRS 9	Financial instruments	January 1, 2015
IFRS 7 revised	Disclosure in transition from IFRS 9	January 1, 2015

The Company is currently analyzing the impact of the application of these standards, amendments and interpretations. Based on preliminary analysis conducted to date, the Company estimates that their application will have no significant impact on the consolidated financial statements upon first-time adoption. Notwithstanding, changes introduced by IFRS 9 will affect the presentation of financial assets and transactions therewith carried out on or after January 1, 2015.

The Company’s management, in meeting held on October 23, 2012, authorized that the issuance of these quarterly information, which was confirmed by the Board of Directors in meeting held on November 5, 2012.

This quarterly information compares the quarters ended September 30, 2012 and 2011, except for the balance sheets, which compare the Company's financial position as of September 30, 2012 to the financial position as of December 31, 2011.

The Company and its subsidiaries have no seasonal operations.

A list of the direct and indirect subsidiaries of the Company, as well as the percentage of interest it holds in them, is as follows:

Subsidiaries	09/30/12	12/31/11
Vivo S.A (a)	100%	100%
Telefonica Data S.A.	100%	100%
A.Telecom S.A.	100%	100%
Telefonica Sistema de Televisão S.A.	100%	100%
Ajato Telecomunicações Ltda.	100%	100%
GTR Participações e Empreend. S.A. (b)	100%	66.67%
TVA Sul Paraná S.A. (b)	100%	91.50%
Lemontree S.A. (b)	100%	83.00%
Comercial Cabo TV São Paulo S.A. (b)	100%	93.19%
Aliança Atlântica Holding B.V.(c)	50%	50%
Companhia AIX de Participações (c)	50%	50%
Companhia ACT de Participações (c)	50%	50%

(a) fully consolidated as from April 2011 (Notes 1 and 3).

(b) fully consolidated as from January 2011 and wholly-owned subsidiaries as from June 2012.

(c) jointly controlled entities

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

Major events and key changes in the consolidation which should be considered for analysis, given their significance, are presented below:

a)  Acquisition of Vivo Part. by the Company

In the Special Shareholders’ Meeting held on April 27, 2011, rationale for the merger of shares entered into by the Company and Vivo Part. was approved. Each share of Vivo Part. was substituted with 1.55 share of the Company. Given this merger of shares, Company’s capital increased by R$31,222,630.

b)  Grouping of SMP authorizations and merger of Vivo Part.

In meeting held by the Board of Directors of subsidiary Vivo Part. on June 14, 2011, a proposal for grouping authorizations to render SMP services (then held by Vivo Part. in the state of Minas Gerais and Vivo in other states of Brazil) was approved, thus unifying the operations and the Terms of Authorization of SMP operation in Vivo.

In order to enable this corporate restructuring, it was proposed that, on October 1, 2011, assets, rights and obligations related to SMP service operations in  Minas Gerais should be transferred from Vivo Part. to Vivo (mobile operator in the group that had SMP authorizations in other states of Brazil). After this transfer, Vivo Part. became a holding.

In compliance with Law No. 6404/76, a specialized appraisal company was engaged to prepare an appraisal report for the portion of Vivo Part. net assets corresponding to SMP operations in the state of Minas Gerais, which were transferred to Vivo’s equity, and for the net assets of Vivo Part., merged into the Company.

Because Vivo Part. had been a wholly-owned subsidiary of the Company since April 27, 2011, and its equity already included investment in Vivo shares, the merger: (i)  did not result in capital increase for the Company; (ii)  shares held by non-controlling shareholders of Vivo Part. were not substituted with Company shares; and (iii)  there was no need to prepare an appraisal report of net assets at market value to calculate share substitution ratio, as there were no non-controlling shareholders to be protected.

Accordingly, under the terms of article 226, paragraphs I and II of Law No. 6404/76, shares held by the Company in Vivo Part. net assets were cancelled. Upon conclusion of the corporate restructuring, Vivo Part. was merged into the Company on October 3, 2011, and Vivo became a wholly-owned subsidiary of the Company, streamlining and rationalizing the cost structure of the companies involved.

The Company’s consolidated quarterly information includes P&L of Vivo Part. (merged into the Company on October 3, 2011) and Vivo as from April 1, 2011. Vivo Part. and Vivo were included in the Company’s consolidated financial statements under the full consolidation method.

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

c)  Consolidation of TVA companies

As from January 1, 2011, the Company included companies GTR Participações e Empreendimentos S.A. (GTR), TVA Sul Paraná S.A. (TVA Sul), Lemontree Participações S.A. (Lemontree) and Comercial Cabo TV São Paulo S.A. (Comercial Cabo) in its consolidated financial statements under the full consolidation method. These companies were previously included in the consolidated financial statements of the Company under the equity method.

d)  Acquisition of Lemontree shares in 2011

On September 29, 2011, the Company acquired 68,533,233 common shares, which represented 49% of this type of shares of Lemontree, which is the holder of 80.1% common shares of Comercial Cabo, a company engaged in cable TV services in the State of São Paulo. Thus, the Company became holder of 83% interest in Lemontree and 93.19% in Comercial Cabo. This transaction was considered as a non-controlling shareholders’ acquisition for the purpose of disclosure and measurement in this quarterly information.

e)  Acquisition of Lemontree and GTR shares in 2012

On June 6, 2012, the Company exercised its call option in relation to (a) 71,330,508 remaining common shares, corresponding to 51% of the voting capital of Lemontree, which controls Comercial Cabo, a company that provides cable television services in the state of São Paulo; and (ii) 923,778 remaining common shares of GTR, holder of 50.9% of TVA Sul common shares, a company that provides cable television services outside the state of São Paulo, given that these shares were previously held by Abril group. The call option was exercised in this date, and concludes the acquisition of Lemontree and GTR remaining shares, which started with the partial exercise of the call option implemented on September 29, 2011, with the acquisition of Lemontree common shares, representing 49% of its capital.

Amounts corresponding to the acquisition of the remaining common shares of Lemontree and GTR, as described above, totaled R$37,737 and R$6,434, respectively.

This transaction was considered as a non-controlling shareholders’ acquisition for the purpose of disclosure and measurement in this quarterly information.

Upon exercising this option, the Company became holder of 100% of the shares representing the voting and total capital of Lemontree and GTR and, indirectly, of the companies operating cable TV services located in the cities of São Paulo and Curitiba, Foz do Iguaçu and Florianópolis.

f)   Disposal of shares of Zon Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.

On May 8, 2012, the Company disposed of 1,618,652 (1,196,395 directly and 422,257 indirectly through Aliança Atlântica) common shares representing 0.52% of Zon Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. (ZON) voting capital. Consolidated net income (amount obtained from disposal of shares held and divestiture of investments) of this transaction amounted to R$1,486.

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

g)  Corporate restructuring

In Board of Directors’ Meeting held on May 15, 2012, a proposal for corporate restructuring was approved for implementation through partial spin-off and merger involving the Company's wholly-owned subsidiaries A. Telecom S.A. (ATelecom), Telefonica Data S.A. (TData), Telefonica Sistema de Televisão S.A. (TST), Vivo, Comercial Cabo  and TVA Sul,   so that, at the end of this process, economic activities other than telecommunications services, including Value Added Services (as defined in article 61 of LGT), rendered by several wholly-owned subsidiaries will be fully transferred to Telefonica Data S.A. (which will remain operating), whereas other telecommunication services will be unified in the Company, which will therefore, at the last phase of the corporate restructuring, merger these companies.

Further to rationalizing the provision of services, the corporate restructuring (now feasible due to amendments to legislation applicable to STFC concessionaires) aims to streamline the Company's current organizational structure and help integrate business and synergy generation.

The referred operation was submitted to ANATEL on May 15, 2012 and will only become effective after its approval.

3.   BUSINESS COMBINATION – ACQUISITION OF VIVO PARTICIPAÇÕES S.A.

As described in Note 2.a), in meetings held by Company's and Vivo Part.’ shareholders on April 27, 2011, the acquisition of 100% of shares of Vivo Part. by the Company was approved. Each share of Vivo Part. was replaced by 1.55 share of the Company. This operation was accounted for under the acquisition method.

Fair value, goodwill and cost of interest as of acquisition date of Vivo Part. identifiable assets acquired and liabilities assumed are as follows:

Information in thousands of reais	Fair value
Current assets	7,244,124
Noncurrent assets	28,134,683
Deferred tax assets, net(b)	417,883
Other noncurrent assets	2,385,177
Property, plant and equipment	6,198,358
Intangible assets (a)	19,133,265

Current liabilities	(7,964,209)
Noncurrent liabilities	(5,352,456)
Other noncurrent liabilities (c)	(5,352,456)

Net assets	22,062,142
Equity expenses	31,222,630
Goodwill on operation	9,160,488

(a)  Includes allocation of deemed fair value of licenses (R$12,876,000), trademark (R$1,642,000) and customer portfolio (R$2,042,000). The Company does not consider trademark and customer portfolio deductible for tax purposes.

(b)  Includes recognition of deferred income tax on (1) and (3).

(c)   Includes allocation of deemed fair value to contingent liabilities of R$283,000.

Fair value of accounts receivable for products sold and services rendered is R$2,809,561. The gross amount is R$3,027.732. On gross amount of accounts receivable for products sold and services rendered, a provision for impairment amounting to R$218,171 was set up. Net amount of this provision is expected to be received.

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

According to IFRS 3(R) Business Combinations, on the acquisition date, the acquirer is to recognize contingent liabilities assumed in a business combination, even if no outflow of funds is likely to be required for settlement thereof, and provided that they are present obligations arising from past events, and that their fair value can be reliably measured. In compliance with the requirements above, in this acquisition, contingent liabilities were recognized at fair value of R$283,000, which was determined based on estimated cash outflow for settlement thereof on the acquisition date (see Note 19). Costs incurred in this transaction amounted to R$9,066 and posted to P&L, under other operating expenses.

An unaudited and/or not reviewed combined statement of income is presented below, for information only, of the Company and its acquiree, Vivo Part., had it been acquired on January 1, 2011, excluding purchase price allocation (PPA) accounting effects retroactive to that date. This statement does not intend to represent actual results of the Company's operations should the acquisition have taken place on the specified date, nor should it be used to project results of the Company's operations to any future date or period.

	Telefonica Brasil consolidated for the nine-month period ended September 30, 2011	Vivo Part. consolidate for the quarter ended March 31, 2011	Elimination (b)	Telefonica Brasil Combined
Net operating revenue	20,528,645	4,852,749	(809,940)	24,571,454
Cost of services rendered and products sold (a)	(10,818,490)	(2,336,229)	773,395	(12,381,324)
Gross profit	9,710,155	2,516,520	(36,545)	12,190,130
Operating income (expenses)	(5,898,112)	(1,411,044)	36,545	(7,272,611)
Services sold (a)	(4,843,687)	(1,061,682)	36,545	(5,868,824)
General and administrative expenses (a)	(1,177,473)	(310,416)	-	(1,487,889)
Other operating income (expenses), net	123,048	(38,946)	-	84,102
Operating income before financial income (expenses)	3,812,043	1,105,476	-	4,917,519
Financial income and expenses, net	(46,186)	(39,794)	-	(85,980)
Income before taxes	3,765,857	1,065,682	-	4,831,539
Income and social contribution taxes	(865,931)	(355,476)	-	(1,221,407)
Net income for the period (c)	2,899,926	710,206	-	3,610,132
Net income attributed to Company shareholders	2,893,400
Net income attributed to non-controlling shareholders	6,526

(a)    Includes depreciation and amortization expenses amounting to R$3,809,602.

(b)  Includes mainly revenues from and costs with interconnection.

(c)  Combined net income would be R$3,473,861 in September 2011, should the effects of the amortization of intangible assets of the first quarter of 2011 (R$196,583), net of deferred income taxes of R$66.838.

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

4.   CASH AND CASH EQUIVALENTS

Short-term investments basically correspond to Bank Deposit Certificates (CDB), which are pegged to the Interbank Deposit Certificate (CDI) rate variation, are highly liquid and are kept with first-tier financial institutions.

	Company		Consolidated
	9/30/12	12/31/11	9/30/12	12/31/11
Cash and banks	1,519	17,969	32,713	77,404
Short-term investments	2,820,627	808,933	6,707,236	2,862,938
Total	2,822,146	826,902	6,739,949	2,940,342

5.   TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated
	9/30/12	12/31/11	9/30/12	12/31/11
Billed amounts	1,754,578	1,742,090	3,609,981	3,461,465
Unbilled amounts	875,974	941,614	1,829,439	1,855,801
Interconnection amounts	334,477	210,668	944,126	930,178
Gross accounts receivable	2,965,029	2,894,372	6,383,546	6,247,444
Provision for impairment	(604,165)	(607,736)	(1,100,046)	(1,056,729)
Total	2,360,864	2,286,636	5,283,500	5,190,715

Current	2,360,864	2,286,636	5,196,648	5,105,860
Noncurrent	-	-	86,852	84,855

The aging list of trade accounts receivable, net of the provision for impairment, is as follows:

	Company		Consolidated
	09/30/12	12/31/11	09/30/12	12/31/11
Falling due	1,640,619	1,653,269	4,096,840	4,103,377
Overdue from 1 to 30 days	377,393	371,256	688,442	631,923
Overdue from 31 to 60 days	94,593	97,504	186,868	204,775
Overdue from 61 to 90 days	51,888	46,932	118,527	115,125
Overdue from 91 to 120 days	30,717	24,188	60,590	49,815
Overdue for more than 120 days	165,654	93,487	132,233	85,700
Total	2,360,864	2,286,636	5,283,500	5,190,715

No customer represented more than 10% of net trade accounts receivable as of September 30, 2012 and December 31, 2011.

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

Changes in the provision for impairment are as follows:

	Company	Consolidated
Balance at December 31, 2011	(607,736)	(1,056,729)
Additions (Note 25)	(211,155)	(507,740)
Write-offs	214,726	464,423
Balance at September 30, 2012	(604,165)	(1,100,046)

ATelecom has a product called “Posto Informático” which is the leasing of IT equipment to the small and medium-sized companies, receiving therefor fixed installments over the lease agreement effective term. Considering the contractual terms, amounts related to this product were classified in the quarterly information as of September 30, 2012 and in the financial statements as of December 31, 2011 as “Finance Lease.”

Consolidated trade accounts receivable includes the following effects:

	9/30/12	12/31/11
Present value of minimum payments receivable	278,858	261,933
Unrealized financial income	7,021	8,941
Gross investment in leases receivable	285,879	270,874
Provision for impairment	(83,505)	(69,375)
Total receivables, net	202,374	201,499

Current	115,522	116,644
Noncurrent	86,852	84,855

Maturity list as of September 30, 2012 is as follows:

	Gross investment	Present value
Falling due up to one year	192,006	192,006
Falling due up to five years	97,873	86,852
Total	289,879	278,858

There are no unguaranteed residual values resulting in benefits to the lessor or contingent payments recognized as revenue for the period.

6.  INVENTORIES

	Company		Consolidated
	9/30/12	12/31/11	9/30/12	12/31/11
Consumer materials	44,990	54,124	66,306	94,547
Materials for resale (a)	7,034	7,030	470,978	435,032
Other inventory items	5,373	6,333	5,467	6,468
Total gross	57,397	67,487	542,751	536,047
Provision for impairment and provision for obsolescence	(30,581)	(35,651)	(79,001)	(64,326)
Total current	26,816	31,836	463,750	471,721

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

(a) Includes, among others, mobile telephones, IT equipment and simcard (chip) in stock.

Changes in provision for impairment and for obsolescence are as follows:

	Company	Consolidated
Balance at December 31, 2011	(35,651)	(64,326)
Additions	(3,950)	(34,975)
Reversals	9,020	20,300
Balance at September 30, 2012	(30,581)	(79,001)

Cost of products sold, including amounts regarding provision for impairment, is stated in Note 24.

7.   DEFERRED TAXES AND TAXES RECOVERABLE

7.1 Taxes recoverable

	Company		Consolidated
	09/30/12	12/31/11	09/30/12	12/31/11
Taxes withheld at source	45,342	106,072	92,771	152,919
Income and social contribution taxes recoverable	592,896	1,051,864	664,249	1,143,988
ICMS (a)	372,936	422,679	1,693,941	1,665,896
ICMS agreement No. 39/CAT Administrative Ruling 06	200,077	284,959	219,137	307,832
PIS and COFINS	46,673	43,898	151,806	210,950
Other	6,900	9,141	29,717	28,440
Total	1,264,824	1,918,613	2,851,621	3,510,025

Current	702,354	1,130,761	2,095,266	2,495,066
Noncurrent	562,470	787,852	756,355	1,014,959

(a) This mostly refers to credits arising from additions to property, plant and equipment, subject to offsetting in 48 months.

7.2 Deferred taxes

The Company and its subsidiaries calculate deferred income and social contribution tax assets considering the existence of taxable profit for the past five financial years and expected future taxable profit generation, which were based on a technical feasibility study, approved by the Board of Directors on December 12, 2011.

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

	Company		Consolidated
	09/30/12	12/31/11	09/30/12	12/31/11
Deferred tax assets
Income and social contribution tax losses (a)	154,657	-	154,657	348,576
Merged tax credit (b)	12,615	22,076	18,836	46,962
Income and social contribution taxes on temporary differences (c)
Provisions for labor, tax and civil contingencies	749,251	671,989	1,025,196	950,988
Post-retirement benefit plans	104,471	98,833	111,455	98,833
Provision for impairment - trade accounts receivable	94,851	97,466	182,660	178,433
Provision for demobilization, losses and disposal of assets	8,707	8,745	250,618	79,633
Profit sharing	29,020	43,368	46,908	82,564
Accelerated depreciation	122,961	101,668	415,335	433,512
Provision for impairment – inventories	10,398	12,121	21,281	17,542
Provisions for customer loyalty program	-	-	27,991	23,399
Operations with derivatives	26,815	37,352	47,707	69,387
Trade accounts payable and other provisions	52,440	129,087	282,627	354,916
Income and social contribution taxes on other temporary differences	104,669	99,143	236,474	174,883
Total deferred tax assets	1,470,855	1,321,848	2,821,745	2,859,628

Deferred tax liabilities
Merged tax credit (b)	(254,053)	(207,668)	(254,053)	(207,668)
Income and social contribution taxes on temporary differences (c)
Technological Innovation Law	(209,095)	(224,254)	(423,367)	(333,156)
Foreign exchange variation	(4,307)	(14,742)	(4,307)	(14,742)
Customer portfolio	(567,511)	(630,896)	(567,511)	(630,896)
Trademark and patents	(515,335)	(536,808)	(515,335)	(536,808)
Licenses	(319,902)	(79,976)	(319,902)	(79,976)
Effects of goodwill generated upon merger of Vivo Part.	(323,369)	(258,695)	(323,369)	(258,695)
Goodwill of Vivo Participações S.A.	(213,496)	(53,374)	(213,496)	(53,374)
Income and social contribution taxes on other temporary differences	(105,473)	(104,389)	(105,473)	(104,389)
Total deferred tax liabilities	(2,512,541)	(2,110,802)	(2,726,813)	(2,219,704)

Total noncurrent assets (liabilities), net	(1,041,686)	(788,954)	94,932	639,924

Total noncurrent deferred tax assets	-	-	1,136,618	1,428,878
Total noncurrent deferred tax liabilities	(1,041,686)	(788,954)	(1,041,686)	(788,954)

a)   Income and social contribution tax losses: this represents the amount recorded by the Company and its subsidiaries, which, according to the tax legislation in Brazil, can be offset up to 30% of the tax bases computed for the following years, with no expiry date. Subsidiaries TData, AJato Telecomunicações Ltda (Ajato), GTR, Lemontree and TST did not record the potential deferred income and social contribution tax credits which would be generated for the use of income and social contribution tax losses amounting to R$289,160 as of September 30, 2012 (R$241,361 as of December 31, 2011), considering uncertainties, at this moment, as to the ability of these subsidiaries to generate future taxable profits sufficient to ensure realization of these deferred taxes.

Tax credits of the Company and its subsidiaries arising from income and social contribution tax losses recognized and not recognized are as follows. During the nine-month period ended September 30, 2012, there was no significant change in the business of the Company and its subsidiaries indicating that a provision for losses of the referred to tax credits would be required.

	Company			Consolidated
	Income tax	Social contribution tax	Total	Income tax	Social contribution tax	Total
Income and social contribution tax losses at December 31, 2011	-	-	-	1,745,928	1,705,050	3,450,978
Tax credit (25% + 9%)	-	-	-	436,482	153,455	589,937
Tax credit recognized	-	-	-	259,011	89,565	348,576
Unrecognized tax credit	-	-	-	177,471	63,890	241,361

Income and social contribution tax losses at September 30, 2012	440,026	496,122	936,148	1,287,178	1,355,807	2,642,985
Tax credit (25% + 9%)	110,007	44,651	154,657	321,795	122,023	443,817
Tax credit recognized	110,007	44,651	154,657	110,007	44,651	154,657
Unrecognized tax credit	-	-	-	211,788	77,372	289,160

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

b)     Merged tax credit: Represented by tax benefits arising from corporate restructuring of goodwill for expected future profitability, whose tax use follows the limit set forth in tax legislation.

Changes in deferred income and social contribution tax assets and liabilities are as follows:

	Company			Consolidated
Deferred tax assets	Tax losses	Deferred tax assets	Total	Tax losses	Deferred tax assets	Total
Balance at December 31, 2011	-	1,321,848	1,321,848	348,576	2,511,052	2,859,628
Additions	154,657	100,394	255,051	154,657	306,167	460,824
Write-offs and realizations	-	(106,044)	(106,044)	(348,576)	(150,131)	(498,707)
Balance at September 30, 2012	154,657	1,316,198	1,470,855	154,657	2,667,088	2,821,745

Deferred tax liabilities	Company	Consolidated
Balance at December 31, 2011	(2,110,802)	(2,219,704)
Additions	(526,394)	(645,276)
Write-offs and realizations	124,655	138,167
Other comprehensive income
Balance at September 30, 2012	(2,512,541)	(2,726,813)

8.   ESCROW DEPOSITS AND GARNISHMENTS

The Company and its subsidiaries have escrow deposits and garnishments related to civil, labor and tax claims, as follows:

a)  Breakdown

	Company		Consolidated
	09/30/12	12/31/11	09/30/12	12/31/11
Labor	863,738	718,060	967,268	789,705
Tax	1,527,536	1,449,211	2,150,039	1,938,470
Civil	691,423	601,347	894,953	715,285
Total	3,082,697	2,768,618	4,012,260	3,443,460
Garnishments	29,892	47,346	58,579	73,205
Total	3,112,589	2,815,964	4,070,839	3,516,665

Current	-	-	217,401	116,421
Noncurrent	3,112,589	2,815,964	3,853,438	3,400,244

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

b)  Changes

	Company
	Labor	Tax	Civil	Garnishment	Total
Balance at December 31, 2011 – noncurrent assets	718,060	1,449,211	601,347	47,346	2,815,964
Inflows	125,420	14,418	88,252	201,308	429,398
Write-offs/reversals	(14,770)	(8,767)	(33,009)	(215,538)	(272,084)
Monetary restatement	33,584	77,458	28,269	-	139,311
Transfers	1,444	(4,784)	6,564	(3,224)	-
Balance at September 30, 2012 – noncurrent assets	863,738	1,527,536	691,423	29,892	3,112,589

	Consolidated
	Labor	Tax	Civil	Garnishment	Total
Balances at December 31 2011	789,705	1,938,470	715,285	73,205	3,516,665
Inflows	160,525	126,226	196,756	216,236	699,743
Write-offs/reversals	(18,464)	(16,548)	(54,779)	(227,455)	(317,246)
Monetary restatement	34,271	106,232	31,174	-	171,677
Transfers	1,231	(4,341)	6,517	(3,407)	-
Balances at September 30, 2012	967,268	2,150,039	894,953	58,579	4,070,839

Current	36,947	15,694	142,247	22,513	217,401
Noncurrent	930,321	2,134,345	752,706	36,066	3,853,438

At September 30, 2012, the Company and its subsidiaries had several tax-related escrow deposits, amounting to R$1,527,536 (R$1,449,211 as of December 31, 2011) and R$2,150,039 (R$1,938,470 as of December 31, 2011), Company and consolidated, respectively. In Note 19 – Provisions, we present further details on the matters from which these deposits stem.

Brief description of the main consolidated tax-related judicial deposits:

•         Social contribution tax on gross revenue for social integration Program (PIS) and social contribution tax on gross revenue for social security financing (COFINS)

Vivo is a party to legal claims involving (i) claim arising from tax credits resulting from overpayments not recognized by tax authorities; (ii) tax debt arising from underpayment due to differences in ancillary statements (Federal Tax Debt and Credit Return – DCTF); and (iii) disputes referring to changes in rates and increase in tax bases introduced by Law No. 9718/98.

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

At September 30, 2012, consolidated judicial deposits amounted to R$67,045 (R$68,532 as of December 31, 2011).

•         Social Contribution Tax for Intervention in the Economic Order (CIDE)

The Company and its subsidiaries are involved in legal and administrative disputes for the exemption of CIDE levied on offshore remittances of funds arising from agreements for the transfer of technology, brand and software licensing etc.

At September 30, 2012, judicial deposits amounted to R$5,000 (R$4,852 as of December 31, 2011) and R$131,030 (R$123,228 as of December 31, 2011), Company and consolidated, respectively.

•         Telecommunications Inspection Fund (FISTEL)

ANATEL collects Installation Inspection Fee (TFI) on extension of licenses granted and on radio base stations, mobile stations and radio links.

Such collection results from the ANATEL understanding that said extension would be a triggering event of TFI and that mobile stations, even if owned by third parties, are also subject to TFI. As the Company and its subsidiaries understand such collection is not applicable, they have separately challenged it in court.

At September 30, 2012, company and consolidated escrow deposits amounted to R$807,570 (R$767,530 as of December 31, 2011).

•         Withholding income tax (IRRF)

The Company and its subsidiaries were involved in disputes related to: (a) exemption of IRRF payment on offshore remittances for out-coming traffic (fixed line operators); (b) exemption of IRRF payment on interest on equity recognized (mobile operators); (c) IRRF levied on rent and royalties, salaries and fixed-income short-term investment; and (d) debts referring to the offsetting of Corporate Income Tax (IRPJ) and Social Contribution Tax on Net Profit (CSLL) overpayments not recognized by Brazilian IRS, and debt referring to fines stemming from voluntary payment of previously unused IRRF credits.

At September 30, 2012, escrow deposits amounted to R$48,218 (R$46,051 as of December 31, 2011) and R$56,296 (R$61,469 as of December 31, 2011), Company and consolidated, respectively.

•         Corporate Income Tax (IRPJ)

The Company and its subsidiaries were involved in disputes related to: (a) debts stemming from offsetting of IRPJ overpayments not recognized by the Brazilian IRS; and (b) requirement of IRPJ estimates and lack of payment – debts in the integrated system of economic and tax information (SIEF).

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

At September 30, 2012, escrow deposits amounted to R$23,799 (R$22,617 as of December 31, 2011) and R$25,100 (R$23,866 as of December 31, 2011), Company and consolidated, respectively.

•         Contribution to Empresa Brasil de Comunicação (EBC)

Sinditelebrasil (Union of Telephony and Mobile and Personal Services) filed an injunction challenging the Contribution to Foster Public Radio Broadcasting payable to EBC, introduces by Law No. 11652/2008. The Company and its subsidiaries, as union members, made escrow deposits referring to that contribution.

At September 30, 2012, escrow deposits amounted to R$34,289 (R$31,053 as of December 31, 2011) and R$369,550 (R$254,328 as of December 31, 2011), Company and consolidated, respectively.

•         Social Security, Work Accident Insurance (SAT) and Funds to Third Parties (INSS)

The Company filed an injunction in order to nullify the entry stemming from collection of SAT and third party funds on payment of "Damages for Suspension of Benefits" due to the suspension of collective bargaining agreements of 1996/1997 and 1998/1999.

At September 30, 2012, consolidated and individual escrow deposits amounted to R$77,819 (R$75,278 as of December 31, 2011).

•         Unemployment Compensation Fund (FGTS)

The Company filed an injunction in order to represent its right not to pay surtax of 0.5% and 10% for FGTS introduced by Supplementary Law No. 110/2001 levied on deposits made by employers (the proceedings did not result in any reduction of FGTS deposits mad by the Company on behalf of its employees).

At September 30, 2012, consolidated and individual escrow deposits amounted to R$65,372 (R$62,154 as of December 31, 2011).

•         Tax on Net Income (ILL)

The Company filed an injunction in order to represent its right to offset amounts unduly paid for ILL purposes against future IRPJ payments.

At September 30, 2012, consolidated and individual escrow deposits amounted to R$48,818 (R$46,770 as of December 31, 2011).

•         Universal Telecommunication Services Fund (FUST)

The Company and its subsidiaries filed an injunction in order to represent their right: (a) not to include expenses with interconnection (ITX) and Industrial Use of Dedicated Line (EILD) in FUST tax base for fixed line phone carriers and (b) not to include revenues from ITX and EILD in  FUST tax base for mobile phone carriers, according to Abridgment No. 7, of December 15, 2005, as it does not comply with the provisions contained in sole paragraph of article 6 of Law No. 9998, of August 17, 2000.

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

At September 30, 2012, escrow deposits amounted to R$322,734 (R$291,019 as of December 31, 2011) and R$333,183 (R$299,545 as of December 31, 2011), Company and consolidated, respectively.

•         Provisional Contribution Tax on Financial Transactions (CPMF)

Given the merger of PTelecom Brasil S.A. into Vivo Part., (later merged into the Company), the escrow deposit balance related to the injunction filed by PTelecom Brasil S.A. was absorbed, so as to reject the requirement for CPMF on pro forma and simultaneous foreign exchange agreements, as required by the Central Bank of Brazil to translate foreign loans into investment.

At September 30, 2012, consolidated and individual escrow deposits amounted to R$20,697 (R$20,220 as of December 31, 2011).

•         State Value-Added Tax (ICMS)

The Company and its subsidiaries were involved in disputes related to: (a) ICMS stated but not paid; (b) ICMS not levied on communication in default; (c) fine for late voluntary payment of ICMS; (d) ICMS supposedly levied on access, adhesion, enabling, availability and use of services, as well as supplementary services and additional facilities; (e) right to credit from the acquisition of goods for the PP&E and electric energy; and (f) activation cards for pre-paid services.

At September 30, 2012, escrow deposits amounted to R$166 (R$33 as of December 31, 2011) and R$33,755 (R$29,974 as of December 31, 2011), Company and consolidated, respectively.

•         Other taxes, charges and contributions

The Company and its subsidiaries were involved in disputes related to: (a) Service Tax (ISS) on non-core services; (b) Municipal Real Estate Tax (IPTU) not subject to exemption; (c) municipal inspection, operation and publicity charges; (d) different SAT rate (1% to 3% - Work Accident Insurance); (e) land use fee; (f) social security contributions related to supposed failure to withhold 11% on several invoices, bills and receipts or service providers engaged for workforce assignment; (g) Public Price for Numbering Resource Management (PPNUM) by ANATEL.

 At September 30, 2012, escrow deposits amounted to R$73,054 (R$81,634 as of December 31, 2011) and R$113,804 (R$105,576 as of December 31, 2011), Company and consolidated, respectively.

9. PREPAID EXPENSES

	Company		Consolidated
	09/30/12	12/31/11	09/30/12	12/31/11
Advertising and publicity	3,787	817	62,268	171,566
Fistel (a)	-	-	242,899	-
Rents	12,616	8,520	43,358	24,126
Insurance	10,264	6,452	18,117	10,289
Software maintenance	8,759	13,161	17,652	14,503
Financial charges	-	-	4,659	3,426
Taxes, charges and contributions	7,857	326	10,873	974
Other	8,943	8,429	24,303	30,172
Total current	52,226	37,705	424,129	255,056

Advertising and publicity	-	-	219	835
Rents	12,646	15,202	20,673	19,618
Insurance	470	860	969	1,695
Financial charges	-	-	4,259	5,317
Other	1,639	2,228	12,777	4,673
Total noncurrent	14,755	18,290	38,897	32,138

(a)    Refers to the Operation and Inspection Fee for 2012 paid in the first six-month period, which will be amortized through the end of the year.

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

10. OTHER ASSETS

	Company		Consolidated
	09/30/12	12/31/11	09/30/12	12/31/11
Advances to employees and suppliers	56,700	47,889	93,350	62,123
Related-party receivables	214,471	190,333	34,757	40,285
Subsidy on handset sales	-	-	29,438	53,408
Receivables from suppliers (a)	-	7,050	553,344	184,748
Other assets	39,213	43,015	89,205	83,248
Total current	310,384	288,287	800,094	423,812

Receivables from Barramar S.A. (b)	-	-	48,910	52,248
Amounts linked to National Treasury	-	13,819	-	13,819
Pension plan surplus	49,720	29,621	50,872	31,210
Related-party receivables	55,101	37,068	18,793	20,214
Other assets	25,412	28,713	27,111	30,802
Total noncurrent	130,233	109,221	145,686	148,293

(a) Amounts consolidated as of September 30, 2012 include R$502,736 for disposal of 895 transmission towers and 1,017 non-strategic rooftops owned by Vivo (Note 12b).

(b) Refers to receivables from Barramar S.A., recorded in Company AIX de Participações, net of allowance for losses.

11. INVESTMENTS

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

	Balances at December 31, 2011	Additions	Equity pickup	Dividends stated and approved	Other comprehensive income	Write-off of residual value	Other changes	Balances at September 30, 2012
Interest in subsidiaries	10,001,448	27,290	2,436,034	(1,233,848)	9,743	-	(3,240)	11,237,427
Aliança Atlântica Holding B.V.	52,023	-	812	(1,140)	3,806	-	-	55,501
A. Telecom S.A.	722,857	-	7,130	-	-	-	-	729,987
Companhia AIX de Participações	64,775	-	(1,098)	(2,317)	-	-	-	61,360
Companhia ACT de Participações	3	-	-	-	-	-	-	3
Telefonica Data S.A.	198,555	-	(84,735)	-	-	-	(3,855)	109,965
Telefonica Sistemas de Televisão S.A.	213,387	-	(38,790)	-	-	-	936	175,533
Vivo S.A.	8,685,946	-	2,587,904	(1,230,391)	5,048	-	-	10,048,507
GTR Participações e Empreendimentos S.A (b)	2,073	776	(913)	-	-	-	11	1,947
Lemontree Participações S.A. (b)	19,681	2,876	(10,510)	-	-	-	(135)	11,912
Comercial Cabo TV São Paulo S.A. (b)	35,517	23,638	(20,459)	-	889	-	(244)	39,341
TVA Sul Paraná S.A. (b)	6,631	-	(3,307)	-	-	-	47	3,371

Goodwill	10,208,980	-	-	-	-	-	-	10,208,980
Goodwill Spanish e Figueira (merged into TDBH)	212,058	-	-	-	-	-	-	212,058
Santo Genovese Participações Ltda.	71,892	-	-	-	-	-	-	71,892
Telefonica Televisão Participações S.A.	780,693	-	-	-	-	-	-	780,693
Vivo Participações S. A.	7,169,577	-	-	-	-	-	-	7,169,577
Telemig Celular S. A.	133,896	-	-	-	-	-	-	133,896
Telemig Celular Participações S. A.	1,485,172	-	-	-	-	-	-	1,485,172
Global Telecom S. A.	204,762	-	-	-	-	-	-	204,762
Tele Centro Oeste Celular Participações S. A.	150,930	-	-	-	-	-	-	150,930

Other interest (a)	35,455	-	-	-	(5,313)	(6,704)	-	23,438
Zon Multimédia – direct interest (c)	6,737	-	-	-	(33)	(6,704)	-	-
Other investments	28,718	-	-	-	(5,280)	-	-	23,438
Total investments in Company	20,245,883	27,290	2,436,034	(1,233,848)	4,430	(6,704)	(3,240)	21,469,845

Other interest (a)	2,380	-	-	-	(500)	(1,880)	-	-
Zon Multimédia – indirect interest (c)	2,380	-	-	-	(500)	(1,880)	-	-
Total investments in consolidated	37,835	-	-	-	(5,813)	(8,584)	-	23,438

(a)  Other investments are measured at fair value.

(b)  Consolidated as from January 1, 2011, as mentioned in Note 2.d.

(c)  On May 8, 2012, the Company sold its equity interest in ZON (Note 2f).

Proportionally consolidated subsidiaries

The Company holds 50% equity interest in companies Aliança Atlântica Holding B.V., Companhia AIX de Participações and Companhia ACT de Participações, which are proportionally consolidated.

The proportion corresponding to the Company of the assets, liabilities, revenues and expenses of the proportionally consolidated companies, included in the quarterly information as of September 30, 2012 and December 31, 2011, is as follows:

	09/30/12			12/31/11
	Cia ACT	Cia AIX	Aliança Atlântica	Cia ACT	Cia AIX	Aliança Atlântica
Current assets	4	6,663	56,652	4	3,501	49,655
Noncurrent assets	-	60,464	-	-	65,461	2,378
Current liabilities	1	2,908	1,151	1	2,338	10
Noncurrent liabilities		2,859		-	1,849	-
Equity	3	61,360	55,501	3	64,775	52,023

	09/30/12			30.09.11
	Cia ACT	Cia AIX	Aliança Atlântica	Cia ACT	Cia AIX	Aliança Atlântica
Revenues	25	18,894	2,816	15	13,864	749
Expenses	(25)	(19,992)	(2,004)	(13)	(12,394)	-
Net income (loss) for the period	-	(1,098)	812	2	1,470	749

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

12. PROPERTY, PLANT AND EQUIPMENT, NET

12.a) Breakdown

At September 30, 2012:

	Company			Consolidated
	PP&E cost	Accumulated depreciation	Net balance	PP&E cost	Accumulated depreciation	Net balance
Switching equipment	11,597,235	(10,394,228)	1,203,007	15,333,333	(13,185,278)	2,148,055
Transmission means and equipment	20,292,485	(16,078,989)	4,213,496	30,422,007	(23,435,991)	6,986,016
Terminal equipment/modems	5,136,887	(4,083,123)	1,053,764	9,660,301	(8,062,979)	1,597,322
Infrastructure	8,579,846	(6,041,573)	2,538,273	13,210,205	(8,887,385)	4,322,820
TV material and equipment	-	-	-	1,026,761	(831,933)	194,828
Other	1,381,677	(1,215,299)	166,378	3,648,210	(2,853,699)	794,511
Valuation allowance	(17,210)	-	(17,210)	(25,058)	-	(25,058)
Fixed assets in progress	592,039	-	592,039	983,968	-	983,968
Total	47,562,959	(37,813,212)	9,749,747	74,259,727	(57,257,265)	17,002,462

At December 31, 2011:

	Company			Consolidated
	PP&E cost	Accumulated depreciation	Net balance	PP&E cost	Accumulated depreciation	Net balance
Switching equipment	11,445,943	(10,204,823)	1,241,120	15,084,380	(13,133,295)	1,951,085
Transmission means and equipment	19,802,238	(15,738,322)	4,063,916	30,051,932	(23,289,097)	6,762,835
Terminal equipment/modems	4,634,852	(3,671,023)	963,829	8,830,900	(7,283,847)	1,547,053
Infrastructure	8,483,629	(5,837,164)	2,646,465	13,124,946	(8,504,974)	4,619,972
TV material and equipment	-	-	-	907,865	(728,696)	179,169
Other	1,384,460	(1,176,466)	207,994	3,546,825	(2,758,443)	788,382
Valuation allowance	(17,467)	-	(17,467)	(23,435)	-	(23,435)
Fixed assets in progress	585,660	-	585,660	1,328,859	-	1,328,859
Total	46,319,315	(36,627,798)	9,691,517	72,852,272	(55,698,352)	17,153,920

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

12.b) Changes

	Controladora
	Balance at December 31, 2011	Additions	Write-offs, net	Transfers, net	Depreciation	Balance at September 30, 2012
Switching equipment	1,241,120	30,082	-	121,210	(189,405)	1,203,007
Transmission means and equipment	4,063,916	245,293	(2,741)	250,189	(343,161)	4,213,496
Terminal equipment/modems	963,829	498,196	-	(3,587)	(404,674)	1,053,764
Infrastructure	2,646,465	11,358	(473)	85,692	(204,769)	2,538,273
Other	207,994	395	(622)	1	(41,390)	166,378
Valuation allowance (a)	(17,467)	257	-	-	-	(17,210)
Fixed assets in progress	585,660	476,453	(15,364)	(454,710)	-	592,039
Total	9,691,517	1,262,034	(19,200)	(1,205)	(1,183,399)	9,749,747

	Consolidado
	Balance at December 31, 2011	Additions	Write-offs	Transfers, net (c)	Depreciation	Balance at September 30, 2012
			Net
Switching equipment	1,951,085	45,483	(9,818)	495,395	(334,090)	2,148,055
Transmission means and equipment	6,762,835	251,058	31,605	751,656	(811,138)	6,986,016
Terminal equipment/modems	1,547,053	853,863	(642)	(22,912)	(780,040)	1,597,322
Infrastructure (a)	4,619,972	31,676	(94,996)	286,302	(520,134)	4,322,820
TV material and equipment	179,169	89,998	-	21,789	(96,128)	194,828
Other	788,382	142,133	(2,514)	46,683	(180,173)	794,511
Valuation allowance (b)	(23,435)	(1,623)	-	-	-	(25,058)
Fixed assets in progress	1,328,859	1,291,764	(15,427)	(1,621,228)	-	983,968
Total	17,153,920	2,704,352	(91,792)	(42,315)	(2,721,703)	17,002,462

(a)   Net write-off balances include R$61,401 for disposal of 2,587 towers and 1,017 non-strategic rooftops owned by Vivo.

(b)   The Company and its subsidiaries recognized a provision for potential obsolescence of materials used in PP&E maintenance, based on levels of historical use and expected future use.

(c)  Remaining balances in transfers presented in the table above refer to R$1,610 in transfers among PP&E and intangible assets accounts and R$40,705 in residual values of tower and rooftops sold, which is recognized as net write-off upon recognition of the corresponding revenues.

12.c) Depreciation rates

PP&E are depreciated on a straight-line basis at the corresponding annual rate, as follows:

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

Switching equipment	10.00 to 33.33
Transmission means and equipment	5.00 to 14.29
Terminal equipment and modems	10.00 to 66. 67
Infrastructure	4.00 to 66.67
TV material and equipment	8.00 to 20.00
Other PP&E	10.00 to 20.00

12.d) PP&E items given as guarantee

At September 30, 2012, the Company and its subsidiaries had PP&E items given in guarantee for lawsuits, amounting to R$106,272 (R$70,317 as of December 31, 2011), in consolidated.

13. INTANGIBLE ASSETS, NET

13.a) Breakdown

	Company		Consolidated
	09/30/12	12/31/11	09/30/12	12/31/11
Goodwill	-	-	10,225,280	10,225,280
Other intangible assets	15,957,750	16,565,398	19,053,437	19,828,404
Total	15,957,750	16,565,398	29,278,717	30,053,684

Breakdown of goodwill as of September 30, 2012 and December 31, 2011 is as follows:

R$ thousand
Ajato Telecomunicações Ltda.	149
Goodwill Spanish e Figueira (merged into TDBH) (a)	212,058
Santo Genovese Participações Ltda. (b)	71,892
Telefônica Televisão Participações S.A. (c)	780,693
Vivo Participações S. A. (d)	7,169,577
Telemig Celular S. A. (e)	133,896
Telemig Celular Participações S. A. (e)	1,485,172
Global Telecom S. A. (e)	204,762
Tele Centro Oeste Celular Participações S. A. (e)	150,930
Ceterp Celular S. A. (e)	16,151
Total	10,225,280

(a)  Goodwill from partial spin-off of the company Figueira, which was reversed to the Company upon merger with Telefonica Data Brasil Holding S.A. (TDBH) in 2006.

(b) Goodwill generated upon acquisition of equity control over Santo Genovese Participações Ltda. (controlling member of  Atrium Telecomunicações Ltda.) in 2004.

(c) Goodwill generated upon acquisition of TTP (formerly Navytree) merged in 2008. This is grounded on a future profitability study.

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

(d)  Goodwill generated upon acquisition of Vivo Part. in April 2011.

(e)  Goodwill arising from Vivo Part., reversed to the Company upon merger in 2011.

Breakdown of intangible assets as of September 30, 2012 and December 31, 2011 was as follows:

At September 30, 2012:

	Company			Consolidated
	Cost of intangible assets	Accumulated amortization	Net balance	Cost of intangible assets	Accumulated amortization	Net balance
Software	3,183,166	(2,594,887)	588,279	9,349,379	(7,408,266)	1,941,113
Customer portfolio	1,990,278	(319,314)	1,670,964	2,114,561	(443,597)	1,670,964
Trademark and patents	1,601,408	(85,716)	1,515,692	1,643,511	(127,819)	1,515,692
Licenses	12,644,000	(464,000)	12,180,000	15,937,573	(2,074,874)	13,862,699
Goodwill	-	-	-	23,898	(23,898)	-
Other	187,711	(184,896)	2,815	715,127	(688,521)	26,606
Software in progress	-	-	-	36,363	-	36,363
Total	19,606,563	(3,648,813)	15,957,750	29,820,412	(10,766,975)	19,053,437

At December 31, 2011:

	Company			Consolidated
	Cost of intangible assets	Accumulated amortization	Net balance	Cost of intangible assets	Accumulated amortization	Net balance
Software	3,003,719	(2,411,994)	591,725	8,744,914	(6,883,758)	1,861,156
Customer portfolio	1,990,278	(127,447)	1,862,831	2,114,561	(251,730)	1,862,831
Trademark and patents	1,601,408	(22,562)	1,578,846	1,643,511	(64,665)	1,578,846
Licenses	12,644,000	(116,000)	12,528,000	15,937,373	(1,577,392)	14,359,981
Goodwill	-	-	-	38,800	(31,116)	7,684
Other	187,711	(183,715)	3,996	683,021	(658,554)	24,467
Software in progress	-	-	-	133,439	-	133,439
Total	19,427,116	(2,861,718)	16,565,398	29,295,619	(9,467,215)	19,828,404

13.b) Changes

	Company
	Balance at December 31, 2011	Additions	Transfers, net	Amortization	Balance at September 30, 2012
Software	591,725	178,239	1,205	(182,890)	588,279
Customer portfolio	1,862,831	-	-	(191,867)	1,670,964
Trademark and patents	1,578,846	-	-	(63,154)	1,515,692
Licenses	12,528,000	-	-	(348,000)	12,180,000
Other	3,996	-	-	(1,181)	2,815
Total	16,565,398	178,239	1,205	(787,092)	15,957,750

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

	Consolidated
	Balance at December 31, 2011	Additions	Write-offs, net	Transfers, net (a)	Amortization	Balance at September 30, 2012
Software	1,861,156	381,537	(31)	273,973	(575,522)	1,941,113
Customer portfolio	1,862,831	-	-	-	(191,867)	1,670,964
Trademark and patents	1,578,846	-	-	-	(63,154)	1,515,692
Licenses	14,359,981	200	-	-	(497,482)	13,862,699
Goodwill	7,684	-	-	(7,684)	-	-
Other	24,467	8,208	-	-	(6,069)	26,606
Software in progress	133,439	175,287	-	(272,363)	-	36,363
Total	19,828,404	565,232	(31)	(6,074)	(1,334,094)	19,053,437

(a) Remaining balances in transfers presented in the table above refer to R$1,610 in transfers among PP&E and intangible assets accounts and R$7,684 in transfers from goodwill to prepaid expenses.

13.c) Amortization rates

Intangible assets are amortized on a straight-line basis, as follows:

	Company	Consolidated
Software use licenses	20.00	20.00 to 33.33
Customer portfolio	10.00	9.00 to 15.00
Trademark and patents	5.00	5.00
Licenses	3.60 to 20.00	3.60 to 20.00
Goodwill	-	According to contract effective term
Other intangible assets	10.00 to 20.00	10.00 to 20.00

14. PAYROLL AND RELATED ACCRUALS

	Company		Consolidated
	09/30/12	12/31/11	09/30/12	12/31/11
Salaries and wages	36,029	36,817	40,738	40,651
Social charges and benefits	134,089	95,222	300,937	223,359
Profit sharing	69,770	112,392	123,720	214,983
Other	-	7	-	16,631
Total	239,888	244,438	465,395	495,624

15. TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	09/30/12	12/31/11	09/30/12	12/31/11
Sundry suppliers (a)	1,553,399	1,931,462	4,069,913	5,339,947
Amounts to be passed on	85,299	61,694	143,941	146,437
Interconnection / networking	340,382	403,831	540,466	521,901
Technical support	-	-	-	29,030
Total	1,979,080	2,396,987	4,754,320	6,037,315

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

(a) At December 31, 2011, the consolidated amount was adjusted by R$44,296, referring to “consideration of the authorization license renewal agreement” of Vivo, transferred to Other Liabilities (Note 21).

16. TAXES PAYABLE

	Company		Consolidated
	09/30/12	12/31/11	09/30/12	12/31/11
Income taxes	-	-	325,085	129,610
Income and social contribution taxes payable (a)	-	-	325,085	129,610
Indirect taxes	533,989	732,577	1,876,340	1,995,452
ICMS (b)	425,298	588,631	1,486,311	1,585,884
PIS and COFINS	90,506	118,295	289,253	319,981
Fust and Funttel	11,988	18,050	31,880	38,306
Other	6,197	7,601	68,896	51,281
Total	533,989	732,577	2,201,425	2,125,062

Current	503,349	700,187	1,729,890	1,691,991
Noncurrent	30,640	32,390	471,535	433,071

(a)  Income and social contribution taxes payable are stated net of payments based on estimates.

(b) The noncurrent portion includes  R$420,244 as of September 30, 2012 (R$380,271 as of December 31, 2011) which refers to ICMS - Programa Paraná Mais Emprego, resulting from an agreement with the Paraná State Government, involving the deferral of ICMS payment. This agreement establishes that ICMS shall be paid on the 49th month subsequent to that in which ICMS is computed. This amount is restated based on the Annual Restatement Factor (FCA) variation.

17. LOANS, FINANCING AND DEBENTURES

17.1 – Loans and financing

				Company		Consolidated
	Currency	Annual interest rate	Maturity	30.09.12 (*)	31.12.11 (*)	30.09.12 (*)	31.12.11 (*)
Financing – BNDES (a)	URTJLP (**)	TJLP+3.73%	15/05/15	1,034,850	1,327,147	1,034,850	1,327,147
Financing – BNDES (a)	URTJLP (**)	TJLP+1.73%	15/05/15	56,011	71,821	56,011	71,821
Financing – BNDES	BRL	5.50%	15/01/21	1,945	1,912	1,945	1,912
Loan – Mediocrédito	US$	1.75%	02/02/14	9,191	14,027	9,191	14,027
Loan – working capital	BRL	108.90% CDI		-	91,570	-	91,570
Loan – Resolution No. 4131	US$	4.10%	25/10/13	320,072	282,205	320,072	282,205
Financing – BNDES (b)	URTJLP (**)	TJLP+0% to 4.30%	15/07/19	-	-	1,984,584	1,659,858
Financing – BNDES (b)	UMBND (***)	5.94%	15/07/19	-	-	445,392	194,276
Financing – BNDES (c)	R$	4.50% to 5.50%	15/10/20	-	-	150,823	135,471
Loans – BEI	US$	4.18% to 4.47%	02/03/15	-	-	781,412	707,975
Financing – BNB	R$	10.00%	30/10/16	-	-	364,526	438,279
BBVA commission	-	0.43%	28/02/15	-	-	237	221
Financing – BNDES	URTJLP (**)	TJLP+5.0%	15/01/15	-		2,622	-
Financing – BNDES (d)	URTJLP (**)	TJLP+5.70%	15/04/16	-	-	2,493	2,071
Financing – BNDES (d)	URTJLP (**)	TJLP+9.00%	15/04/16	-	-	2,052	2,341
Financing - BNDES PSI (c)	R$	5.50% and 8.70%	15/04/16	-	-	26,918	17,628
Financing - Leasing	R$	14.70%	09/11/13	-	-	453	726
Total				1,422,069	1,788,682	5,183,581	4,947,528

Current				417,619	510,899	918,160	988,413
Noncurrent				1,004,450	1,277,783	4,265,421	3,959,115

(*) amounts stated at fair value, where applicable.
(**) Long-term interest reference unit (URTJLP) used by the National Bank for Economic and Social Development (BNDES) as the contractual currency in financing agreements.
(***)  Currency unit based on a currency basket  (UMBND) used by BNDES as a contractual currency in financing agreements based on funds raised in foreign currency.

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

National Bank for Economic and Social Development (BNDES)

a)  In October 2007, a credit facility was approved for Telefonica Brasil to finance investment in products produced domestically. All of these funds have been withdrawn and investment thereof are proven and accepted by BNDES.

b)  In August 2007, Vivo took out a R$1,530,459 financing from BNDES. Funds were released for the purpose of financing investment projects for implementation and expansion of the wireless capacity all over Brazil. Credits were released in installments and, as of December 31, 2011, no more funds were available for withdrawal. The agreement is effective for seven years. Principal will be repaid in 60 consecutive monthly installments as from September 15, 2009, after a two-year grace period.

On October 14, 2011, a R$3,031,110 credit facility was taken out from BNDES. These funds will be used in investments of expansion and improvement of the current network, implementation of the infrastructure required for new technologies, from 2011 to 2013, and construction of a data center in the city of Tamboré (São Paulo State) and social projects.

This agreement is effective for eight years, with its grace period ending July 15, 2014, until when only interest will be paid, on a quarterly basis. After this period, interest and amortization of the principal will be paid in 60 consecutive monthly installments.

As the interest rates applied to two of the five sub-credit lines of this financing are lower than those prevailing in the market (TJLP and TJLP + 1.48%), this operation qualifies for the scope of IAS 20/CPC 7. Accordingly, using the effective interest rate defined in IAS 39/CPC 38, the following was taken into consideration: comparison between (i)  total debt calculated based on rates defined in contract, and (ii)  total debt calculated based on rates used in the market (fair value). The government grant by BNDES, adjusted to present value and deferred in accordance with the useful life of the financed asset item, resulted in balance amounting to R$19,096 through September 30, 2012 (R$21,418 as of December 31, 2011).

Up to September 30, 2012, the amount of R$1,802,290 (R$1,004,177 as of December 31, 2011) had been released.

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

c)  In January 2010, a R$319,927 financing line was approved with BNDES through its Investment Maintenance Program (BNDES PSI). Funds borrowed are used to improve the network capacity through acquisition of domestic equipment previously registered with BNDES (subject to Finame), and released as investments made are evidenced. Through September 30, 2012, the amount of R$184,489 was released and the remaining R$135,438 balance was canceled.

As the interest rates applied this financing are lower than those prevailing in the market (4.5% to 5.5% p.a. pre-fixed), this operation qualifies for the scope of IAS 20/CPC 7. Accordingly, using the effective interest rate defined in IAS 39/CPC 38, the following was taken into consideration: comparison between (i)  total debt calculated based on fixed rates in contract, and (ii)  total debt calculated based on rates used in the market (fair value). The government grant by BNDES, adjusted to present value and deferred in accordance with the useful life of the financed asset item, resulted in balance amounting to R$25,159 through September 30, 2012 (R$29,007 as of December 31, 2011).

With the merger process mentioned in note 2.1.b, Vivo answered for the financing agreements which belonged to former Vivo Part. whose balance amounted to R$ 27,707 as of September 30, 2012 (R$ 24,848 at December 31, 2011).

d)  In November 2010 and in March 2011, BNDES approved credit facilities for Comercial Cabo TV São Paulo amounting to R$ 40,163. Through September 30, 2012 R$ 37,263 (R$ 24,237 at December 31, 2011) had been released. This transaction also falls into the scope of IAS 20/CPC 7 because the interest rate is lower than the market rate (5.5% p.a. pre-fixed), and the subvention granted by BNDES, adjusted to present value, resulted as of September 30, 2012 in the amount of R$ 2,544 (R$ 2,401 at December 31, 2011).

e)  In December 2010, BNDES, through its Investment Maintenance Program (BNDES PSI), approved a R$5,417 financing line for the Company. Through September 30, 2012, balance amounted to R$ 1,945 (R$ 1,912 as of December 31, 2011). This transaction also falls into the scope of IAS 20/CPC 7 because the interest rate is lower than the market rate (5.5% p.a. pre-fixed), and the subvention granted by BNDES, adjusted to present value, resulted as of September 30, 2012 in the amount of R$ 342 (R$ 376 as of December 31, 2011).

Médiocrédito

Loan taken out in 1993 by Telecomunicações Brasileiras S.A. (Telebrás) from Instituto Centrale per il Credito a Médio Termine (Mediocredito Centrale) amounting to US$45,546, with semiannual repayments and maturity by 2014. This loan was taken in order to build rural telephony via satellite in the state of Mato Grosso. A derivative was taken out to hedge the Company against currency risks related to this debt and, as it is an effective hedge, the hedge accounting methodology was adopted. Therefore, as of September 30, 2012, the risk against which the Company was hedged by this instrument was recognized in the balance sheet at its fair value as of the balance sheet date.

Banco Europeu de Investimentos - BEI

Vivo took out a €250 million (equivalent to U$365 million) financing from BEI. Funds were released in two installments, the first of which on December 19, 2007, and the second on February 28, 2008. The agreement will be effective for seven years, with principal amount repayment in two installments, on December 19, 2014 and March 2, 2015. Interest is collected on a semiannual basis, according to each release date. This financing is secured with a swap agreement that converts the currency risk into a percentage of CDI variation.

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

Banco do Nordeste – BNB

On January 29, 2007, Vivo S.A. took out a credit facility from BNB amounting to R$ 247,240. Funds borrowed were used to expand coverage and increase mobile network capacity in the Northeastern region of Brazil. This agreement will be effective for ten years, with principal amount repaid in 96 installments, after a two-year grace period.

On October 30, 2008, Vivo S.A. took out a credit facility from BNB amounting to R$ 389,000. Funds borrowed were used to expand coverage and increase mobile network capacity in the Northeastern region of Brazil. This agreement will be effective for ten years, with principal amount repaid in 96 installments, after a two-year grace period.

17.2 – Debentures

	Company/Consolidated
	Currency	Charges	Maturity	09/30/12	12/31/11
Debentures (2nd issue) – 2nd series	R$	106.00% of CDI		-	346,470
Debentures (4th issue) – 1st and 2nd series	R$	108.00% to 112.00% of CDI	15/10/13	768,564	756,617
Debentures (4th issue) – 3rd series	R$	IPCA+7.00%	15/10/14	98,380	87,390
Debentures (1st issue) – Telemig	R$	IPCA+0.50%	05/07/21	70,719	67,935
Debentures (3rd issue)	R$	100.00% of CDI + 0.75	10/09/17	2,006,857	-
Cost of issues	R$			(1,093)	(1,981)
Total				2,943,427	1,256,431

Current				141,334	468,624
Noncurrent				2,802,093	787,807

Funds raised by Vivo Part.

2nd Issue

In connection with the First Securities Distribution Program in the amount of R$2 billion announced on August 20, 2004, Vivo Part. issued debentures related to the 2nd issue, in the amount of R$1 billion, on May 01, 2005, with ten-year term, starting from the issuance date, i.e., May 01, 2005.

Debentures were issued in two series: R$ 200 million in the first series and R$800 million in the second series with maturity expected to end on May 4, 2015. The first series was redeemed in advance, on January 31, 2011, and the second series yield interest semiannually at a rate of 106.0% (second series) of accumulated daily average rates of interbank deposits index (DI) calculated and disclosed by CETIP S.A. (OTC Clearing House).

Debenture holders, in meeting held on July 29, 2011 (first call), decided to approve transfer of 2nd Public Distribution debentures issued by Vivo Part. to Telefonica Brasil with no changes to terms and conditions, and the correspondent amendment of the indenture in order to reflect change in issuer’s ownership.

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

2nd series

The 2nd series debentures of the 2nd issue were rescheduled on May 3, 2010, according to the conditions approved in Board of Directors’ meeting held on May 29, 2010. Total rescheduled amount was R$ 340,230 and Vivo Part. redeemed and cancelled debentures of dissenting debenture holders in the amount of R$ 459,770. The new interest accrual period is 24 months from May 1, 2010, during which interest accrual conditions established herein shall remain unchanged. During this second interest accrual period (until May 1, 2012), the Vivo Part.’s debentures shall yield interest at the rate of 106.0% of average rate of one-day interbank deposit (DI), calculated according to the formula stated in clause 4.9 of the "2nd Issue Indenture."

On April 13, 2012, the Board of Directors approved early redemption of debentures of the 2nd issue 2nd series. This redemption took place on May 2, 2012, totaling 21,936 debentures amounting R$ 219,360, under the following terms and conditions: debentures were redeemed and canceled, redemption was performed at unit nominal value plus remuneration owed through payment date, and no premium was paid, as redemption date coincided with the rescheduling due date. The remaining outstanding debentures were repurchased on April 9 and 10, 2012, amounting to 539 and 11,548 respectively, for R$ 120,870, considering the Facultative Acquisition Clause of the Indenture and later canceled.

4th Issue

On September 4, 2009, the Board of Directors of Vivo Part. approved the 4th public issue, by the company, of simple, registered, book-entry debentures nonconvertible into unprivileged shares of the company’s issue, with a ten-year interest accrual period.

Total issue amounted to R$810 million, basic offering of which corresponded to R$600 million, plus R$210 million due to full exercise of the additional debentures option.

Total 810,000 (eight hundred ten thousand) debentures were issued in three series: 98,000 debentures in the 1st series, 640,000 in the second series and 72,000 in the third series. The number of debentures allocated to each series was jointly decided in an agreement between  Vivo Part. and the leading coordinator of the offer after completion of the bookbuilding procedure.

Remuneration of the 1st series was 108.00% of CDI, of the 2nd series was 112.00% of CDI, and of the 3rd series was a coupon of 7.00% p.a. on face value restated based on Brazil's Extended Consumer Price Index (IPCA) variation. These debentures accrue interest payable on a semiannual basis in the 1st and 2nd series and annual basis in the 3rd series.

Rescheduling of each series is provided for as follows: 1st series, on October 15, 2012, 2nd series, on October 15, 2013, and 3rd series, on October 15, 2014.

The proceeds raised from the issue of the offering were used for full payment of the debt relating to the 6th issue of commercial promissory notes of Vivo Part. and to support its working capital.

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

Transaction costs in connection with this issue, amounting to R$ 1,390 as of September 30, 2012 (R$ 1,981 as of December 31, 2011), were allocated to a liabilities reducing account as deferred cost and are recorded as financial expenses, pursuant to the contractual terms of this issue. The effective rate this issue, considering transaction costs, is 112.13% of CDI.

Debenture holders, in meeting held on July 29, 2011 (first call), decided to approve transfer of 4th Public Distribution debentures issued by Vivo Part. to Telefonica Brasil with no changes to terms and conditions, and the correspondent amendment of the indenture in order to reflect change in issuer’s ownership.

Debenture holders, in meeting held on July 29, 2011, decided to approve transfer of 4th Public Distribution debentures issued by Vivo Part. to Telefonica Brasil with no changes to terms and conditions, and the correspondent amendment of the indenture in order to reflect change in issuer’s ownership.

On July 24, 2012, the Company’s Board of Directors approved the proposal to reschedule the 1st series of 4th issue, amounting to R$98 million at 106% CDI, expected for October 15, 2012.

Fund raised by Telemig Celular S.A.(Telemig, company merged into Vivo Part. as of June 1, 2010)

1st Issue

In compliance with the SMP Service Agreement, in conformity with Public Selection No. 001/07, the state of Minas Gerais, through the State Department for Economic Development, has undertaken to subscribe debentures issued by Telemig (company merged as of June 1, 2010), within the scope of the “Minas Comunica” Program, using proceeds from the Fund for Universalization Access to Telecommunications Services (Fundo de Universalização do Acesso a Serviços de Telecomunicações) – FUNDOMIC. Under the terms of this program, Telemig would make SMP services available to 134 locations in the areas recorded as 34, 35 and 38.

Also according to the program, 5,550 simple, unsecured, nonconvertible, registered, book-entry type debentures would be issued, without stock certificates being issued, in up to five series.

In consideration for the certification by the State Department of Economic Development of the service to be provided to 15 locations, 621 debentures were issued in the 1st series of the 1st  issue, amounting to R$ 6,210 in December 2007. In March 2008, for the service in 42 locations, 1,739 debentures were issued in the 2nd series of the 1st issue, amounting to R$ 17,390. At December 31, 2008, for the service in 77 locations, 3,190 debentures were issued in the 3rd series of the 1st issue, amounting to R$ 31,900, thus completing the program for providing services to 134 locations inside the state of Minas Gerais.

Fund raised by the Company

3rd Issue

On July 24, 2012, the Company’s Board of Directors approved a proposal to raise funds from local financial market though issue of simple debentures nonconvertible into shares of the Company, amounting up to R$2 billion, with a maximum seven-year term and firm underwriting.

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

On September 10, 2012, total 200,000 (two hundred thousand) simple, registered, book-entry debentures nonconvertible into unprivileged shares of the Company’s issue were issued in a single series, with unit face value of R$10,000.00 (ten thousand reais), totaling R$2 billion, under the terms of CVM Rule No. 476, of January 16, 2009, with public distribution and limited placement efforts.

Remuneration is 100.00% of CDI, plus spread of 0.75% p.a., based on 252 working days. These debentures yield interest with semiannual payments, with interest accrual period of five years, maturing on September 10, 2017. Unit face value of each debenture will be fully repaid in a lump sum, on the maturity date.

Debentures will not be subject to rescheduling.

Funds obtained through this limited offering were allocated to: (i) direct investment in 4th generation (4G) wireless phone services, specifically to settle the authorization price obtained by Vivo in the 4G auction; and (ii) sustaining liquidity and extension of other debts already incurred by the Company.

17.3 – Payment schedule

Breakdown of noncurrent loans, financing and debentures as of September 30, 2012 by year of maturity is as follows:

Year	Company	Consolidated
2013	1,067,929	1,179,101
2014	496,556	1,197,438
2015	170,152	1,143,659
2016	33	438,382
2017 onwards	2,071,873	3,108,934
Total	3,806,543	7,067,514

17.4 – Covenants

The Company and Vivo have loans and financing taken out from BNDES, the balance of which as of September 30, 2012 was R$3,520,837 (R$3,253,102 as of December 31, 2010). In accordance with the agreements, there are financial and economic indexes that should be considered on a semiannual basis. At this same date, all economic and financial indexes for the agreements in effect were met.

4th issue debentures, net of issue costs, as of September 30, 2012 amounted to R$865,851 (R$842,026 as of December 31, 2011) and have economic and financial indexes that should be calculated on a quarterly basis. At this same date, all economic and financial indexes for the agreements were met.

Telemig’s (company merged into Vivo Part. as of June 1, 2010) agreement with the State Department of Economic Development referring to debentures amounting to R$70,719 as of September 30, 2012 (R$67,935 at December 31, 2011) includes covenants as for in-court and out-of-court reorganization, liquidation, spin-off, insolvency, voluntary bankruptcy or bankruptcy, lack of payment, non-compliance with non-fiduciary commitments and compliance with certain financial indexes. On the same date, all these covenants were met.

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

17.5 - Guarantees

At September 30, 2012, guarantees were given for part of loans and financing of the Company and its subsidiaries, as follows:

Banks	Loan/financing balance	Guarantees
BNDES	R$1,984,584 (URTJLP) R$445,392 (UMBND) R$150,823 (Agreement PSI - Vivo)

 •      Agreement (2007). R$591,355: Guarantee in receivables referring to 15% of the higher of debt balance or 4 (four) times the highest installment.

 •      Agreement (PSI). R$150,823: disposal of financed asset items.

 •      Agreement (2011). R$1,838,621: Guarantee in receivables referring to 15% of the higher of debt balance or 4 (four) times the highest installment.

 •      Telefonica Brasil is the intervening guarantor

BEI	R$781,412	• Commercial risk guaranteed by Banco BBVA Spain.
BNB - BNB	R$364,526

 •      Bank guarantee provided by Banco Bradesco S.A. amounting to approximately 100% of the financing obtained.

 •      Establishing a liquid fund comprising short-term investments at amounts equivalent to 3 (three) repayment installments by reference to the average post-grace period installment.

•    Telefonica Brasil is the intervening guarantor

18. DIVIDENDS AND INTEREST ON SHAREHOLDERS EQUITY

Find below the balances of Dividends and interest on shareholders equity receivable and payable.

a)  Breakdown of receivables:

	Company
	09/30/12	12/31/11
Vivo S.A.	202,298	171,907
Aliança Atlântica Holding B.V.	1,140	-
Companhia AIX de Participações	-	772
Total	203,438	172,679

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

b)  Changes in receivables:

Company
Balance at December 31, 2011	172,679
Supplementary dividends of investees in 2011	733,977
Interim dividends of investees in 2012	505,000
Dividend and interest on equity received	(1,208,218)
Balance at September 30, 2012	203,438

For the cash flow statement, interest on shareholders equity and dividends received from subsidiaries are allocated to the Investing Activity group.

c)  Breakdown of payables:

	Company/Consolidated
	09/30/12	12/31/11
Telefonica Internacional S.A.	262,002	156,589
SP Telecomunicações Participações Ltda.	164,452	126,283
Telefónica S. A.	216,658	129,489
Compañia de Telecomunicaciones de Chile S. A.	519	310
Non-controlling shareholders (a)	649,315	560,315
Total	1,292,946	972,986

(a) Interest on shareholders equity and dividends payable to non-controlling shareholders refer to amounts stated buy not yet paid, and amounts not yet claimed.

d)  Changes in payables:

Consolidated
Balance at December 31, 2011	972,986
Supplementary dividends in 2011, according to general shareholders’ meeting held on April 11, 2012	1,953,029
Expiry of dividends and interest on equity	(62,340)
Payment of dividends and interest on equity	(1,573,713)
Other changes	2,984
Balance at September 30, 2012	1,292,946

Interest on shareholders equity and dividends not yet claimed by shareholders expire in three years from the date payment commences. Should dividends and interest on shareholders equity expire, these amounts are recorded against equity and then distributed.

For the cash flow statement, interest on shareholders equity and dividends paid to shareholders are allocated to the Financing Activity group.

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

19. PROVISIONS

Breakdown of provision balances at September 30, 2012 and December 31, 2011 are as follows:

	Company		Consolidated
	9.30.12	12.31.11	9.30.12	12.31.11
Provision for judicial and administrative proceedings
Labor	473,308	425,486	588,476	526,210
Tax	1,314,347	1,146,930	1,919,374	1,606,735
Civil and regulatory	546,817	490,823	749,660	664,703
Subtotal	2,334,472	2,063,239	3,257,510	2,797,648

Post-retirement benefit plans (a)	307,267	291,178	327,809	308,893
Contingent liabilities (b)	256,742	256,044	256,742	256,044
Provision for demobilization (c)	13,470	13,657	185,069	200,813
Total	2,911,951	2,624,118	4,027,130	3,563,398

Current	318,718	287,137	460,913	416,313
Noncurrent	2,593,233	2,336,981	3,566,217	3,147,085

(a)  Refers to actuarial provisions for post-retirement benefits, recorded by the Company and subsidiaries (Note 34).

(b)  Arising from PPA generated in acquisition of the controlling interest of Vivo Part. in 2011 (Note 3).

(c)  Refers to costs to be incurred to return the sites (locations for installation of base radio and administrative real estate of the Company and subsidiaries) to their respective owners in the same conditions as they were at the time of execution of the initial lease agreement.

The Company, as an entity and also as successor to the merged companies, and its subsidiaries are a party in labor, tax and civil claims filed in different courts. The management of the Company and its subsidiaries, based on the opinion of its legal counsel, recognized provisions for those cases in which an unfavorable outcome is considered probable.

The tables below present the changes occurred for the nine-month period ended September 30, 2012:

	Company
	Labor	Tax	Civil and regulatory	Post-retirement benefit plans (a)	Contingent liabilities	Provision for demobilization	Total
Balances at 12.31.11	425,486	1,146,930	490,823	291,178	256,044	13,657	2,624,118
Additions	49,200	97,126	96,131	19,419	-	-	261,876
Write-offs by payment	(5,178)	(242)	(18,622)	(3,330)	-	-	(27,372)
Write-offs by reversal	(8,768)	-	(57,240)	-	(9,064)	(187)	(75,259)
Monetary restatement	12,568	70,533	35,725	-	9,762	-	128,588
Balances at 9.30.12	473,308	1,314,347	546,817	307,267	256,742	13,470	2,911,951

Current	38,642	-	280,076	-	-	-	318,718
Noncurrent	434,666	1,314,347	266,741	307,267	256,742	13,470	2,593,233

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

	Consolidated
	Labor	Tax	Civil and regulatory	Post-retirement benefit plans (a)	Contingent liabilities	Provision for demobilization	Total
Balances at 12.31.11	526,210	1,606,735	664,703	308,893	256,044	200,813	3,563,398
Additions	74,912	224,629	180,636	22,246	-	-	502,423
Write-offs by payment	(15,958)	(7,365)	(79,414)	(3,330)	-	-	(106,067)
Write-offs by reversal	(9,642)	(229)	(57,567)	-	(9,064)	(15,346)	(91,848)
Monetary restatement	12,954	95,604	41,302	-	9,762	(398)	159,224
Balances at 9.30.12	588,476	1,919,374	749,660	327,809	256,742	185,069	4,027,130

Current	77,982	20,723	362,208	-	-	-	460,913
Noncurrent	510,494	1,898,651	387,452	327,809	256,742	185,069	3,566,217

19.1 Labor contingencies and provisions

	Amount involved
	Company		Consolidated
Risk	9.30.12	12.31.11	9.30.12	12.31.11
Probable	473,308	425,486	588,476	526,210
Possible	84,215	194,564	299,967	404,262

Provisions and labor contingencies refer to labor claims filed by former’s employees and employees at outsourced companies (the later alleging joint or subsidiary liability) claiming for, among others, overtime, salary equalization, post-retirement salary supplements, job hazard premium, additional for unhealthy work conditions and claims related to outsourced services.

The Company is also defendant in labor claims filed by retired former employees regarding the Medical Care Plan for Retired Employees (PAMA), which require, among other issues, the annulment of the change occurred in such plan. The claims await the decision by the Regional Labor Court of São Paulo. Based on the opinion of its legal advisors and the current jurisdictional benefits, management considers this claim as a possible risk. No amount has been assigned for these claims, since in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time.

Additionally, the Company is part to public civil actions filed by the Department of Labor, in respect of the decision to restrain the Company to continue hiring outsourced companies to carry out the Company’s main activities.  No amounts were assigned to the possible likelihood of an unfavorable outcome related to these public civil actions in the table above, since in these phases, in the event of loss, it is not possible to estimate the monetary loss for the Company.

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

19.2 Tax contingencies and provisions

	Amount involved
	Company		Consolidated
Risk	9.30.12	12.31.11	9.30.12	12.31.11
Probable	1,314,347	1,146,930	1,919,374	1,606,735
Possible	6,157,290	6,032,640	12,718,419	11,679,158

Tax provisions

Federal taxes

On September 30, 2012, the Company held tax matters at the administrative and judicial sphere, in connection with (a)  Unemployment Compensation Fund (FGTS) required by INSS on deposits made by employers (the discussion does not result in the reduction of part of FGTS deposits made by the Company on behalf of employees); (b)  claims resulting from the non-ratification of compensation and refund requests, formulated by the Company; (c)  social contributions regarding alleged lack of payment of 11% over the value of several contractor’s invoices and receipts for transfer of labor; (d)  CIDE levied on the remittance of funds abroad relating to technical services, administrative assistance and to services of similar nature, as well as royalties; (e)  Fixed: non-inclusion of interconnection expenses and industrial application of dedicated line (EILD) in the FUST tax base and Mobile operations: non-inclusion of revenues from interconnection in the FUST tax base; (f)  contribution to Empresa Brasileira de Comunicação, created by Law No. 11652/08; (g)  TFI/TFF on mobile stations; (h) IRRF on Interest on Equity; (i) Public Price for Numbering Resources Management (PPNUM) by ANATEL instituted by Resolution No. 451/06; (j)  IRPJ/PIS/COFINS resulting from the non-ratification of the companies’ offset and refund requests; (k)  Social Investment Fund (Finsocial) offset amounts; (l)  lack of withholding social contribution levied on services rendered, remuneration, salaries and other salary bases; (m)  COFINS – Requirement resulting from non-inclusion of financial income into the tax base; (n)  additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9718/98; (o)  Tax on Net Income (ILL); and (p) Contribution for the Promotion of Public Broadcasting Services (EBC). At September 30, 2012, total provisions amounted to R$1,301,897 (R$1,146,219 at December 31, 2011) for Company and R$1,828,209 (R$ 1,530,789 at December 31, 2011) for consolidated.

State taxes

At September 30, 2012, the Company and its subsidiaries had administrative and judicial proceedings in progress referring to (a)  ICMS credits on electric power and credits without documentation; (b)  ICMS not levied on telecommunication services; (c)  disallowance of ICMS tax incentives for cultural projects; (d)  ICMS on TV subscription; and (e)  environmental administrative fine. At September 30, 2012, total provisions amounted to R$32 (R$14 at December 31, 2011) for Company and R$66,741 (R$63,625 at December 31, 2011) for consolidated.

Municipal taxes

At September 30, 2012, the Company and its subsidiaries kept several tax claims within the municipal scope, both in the administrative and in the judicial sphere which, based on the opinion of its legal advisors, are classified as a probable loss. At September 30, 2012, total provisions amounted to R$12,418 (R$697 at December 31, 2011) for Company and R$16,398 (R$4,531 at December 31, 2011) for consolidated.

The aforesaid claims comprise: (a)  IPTU, (b)  ISS levied on chattel lease services and secondary and complementary activities, (c)  Surveillance, Control and Inspection Fee (TVCF).

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

Other provisions

At September 30, 2012, the Company and its subsidiaries recorded other provisions, relating to legal claims, both in the administrative and in the judicial sphere, related to ISS on effective provision of services of lease, sublease, right of way or use right, shared or not, of railway, highway, poles, cables, ducts and conducting wires of any kind. At September 30, 2012, the consolidated provisioned amounts totaled R$8,026 (R$7,790 at December 31, 2011).

Possible tax contingencies

Federal taxes

At September 30, 2012, the Company and its subsidiaries were a party to various administrative and judicial proceedings in the federal sphere, which are waiting to be tried at various court levels. At September 30, 2012, total amount was R$1,425,818 (R$1,620,268 at December 31, 2011) for Company and R$3,165,211 (R$3,185,747 at December 31, 2011) for consolidated.

Key proceedings refer to: (a)  protest letters due to non-ratification of compensation requests made by the Company; (b)  fine for distribution of dividends even in view of the alleged existence of outstanding debts payable to the federal government; (c)  social security contribution (INSS) on compensation payment for salary devaluation arising from losses caused by “Plano Verão” (Summer Plan) and “Plano Bresser” (Bresser Plan), SAT (Occupational Accident Insurance), Social Security and payables to third parties (INCRA and SEBRAE), supply of meals to employees, 11% retention (labor assignment); (d)  IRRF on the funds remittance abroad related to technical services and to administrative support and similar services, as well as royalties; (e)  PIS levied on roaming; (f)  CPMF levied on operations resulting from the technical cooperation agreement with the National Treasury Department (STN) (offsetting through the Integrated System of Federal Government Financial Administration - SIAFI) and on foreign-exchange contracts required by the Brazilian Central Bank; (g)  IRPJ and CSLL related to deductions on revenues from reversal of provisions; (h)  disallowance of costs and sundry expenses; (i)  deductions of COFINS from loss in swap transactions; (j)  PIS / COFINS accrual basis versus cash basis; (k)  IRPJ payable in connection with allocation of excess funds to Northeast Investment Fund (FINOR), Amazon Region Investment Fund (FINAM) or Economic Recovery Fund of the State of Espírito Santo (FUNRES); (l)  IRPJ on derivative operations; (m)  offsetting of tax on net income; (n) IRPJ and CSLL – disallowance of expenses related to the goodwill paid in the acquisition of Celular CRT S.A., goodwill arising from the privatization process and Vivo’s corporate restructuring; (o)  COFINS compensation, with credits resulting from the excess of 1/3 of their own COFINS.

According to Management and the Company’s legal advisors, the likelihood of loss in these proceedings is possible.

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

State taxes

At September 30, 2012, the Company and its subsidiaries were a party to various administrative and judicial proceedings related to ICMS, in the state level, which are waiting to be tried at various court levels. At September 30, 2012, total amount was R$3,450,038 (R$2,934,325 at December 31, 2011) for Company and R$5,118,721 (R$4,172,479 at December 31, 2011) for consolidated.

Key proceedings refer to: (a)  provision of facility, utility and convenience services and rental of the “Speedy” service modem; (b)  international calls (DDI); (c)  undue credit related to the acquisition of items intended to property, plant and equipment; (d)  lack of proportionate credit reversal referring to the acquisition of property, plant and equipment items; (e)  amounts unduly appropriated as ICMS tax credits; (f)  service provided outside São Paulo state with ICMS paid to São Paulo State; (g)  co-billing; (h)  tax substitution with a fictitious tax base (tax guideline); (i)  use of credits related to acquisition of electric power; (j)  secondary activities, value added and supplementary services (Agreement 69/98); (k)  tax credits related to opposition/challenges referring to telecommunications services not provided or mistakenly charged (Agreement 39/01); (l) shipment of goods with prices lower than acquisition prices (unconditional discounts); (m)  deferred collection of ICMS-interconnection (DETRAF – Traffic and Service Provision Document); (n)  credits derived from tax benefits granted by other states; (o)  disallowance of tax incentives related to cultural projects; (p)  transfers of assets among business units owned by the Company; (q)  communications service tax credits used in provision of services of the same nature; (r)  card donation for prepaid service activation; and (s)  reversal of credit from return and free lease in connection with assignment of networks (used by own comsuption and exemption from public bodies).

According to Management and the Company’s legal advisors, the likelihood of loss in these proceedings is possible.

Municipal taxes

At September 30, 2012, the Company and its subsidiaries were a party to various administrative and judicial proceedings at the municipal level, which are waiting to be tried at various court levels. At September 30, 2012, total amount was R$380,851 (R$329,477 at December 31, 2011) for Company and R$536,056 (R$471,876 at December 31, 2011) for consolidated.

Key proceedings refer to: (a)  ISS – secondary activities, value added and supplementary services; (b)  withholding ISS; (c)  IPTU; (d)  Land Use Fee; (e)  municipal fees; (f)  tariff for Use of Mobile Network (TU-M), infrastructure lease; (g)  advertising services; (h)  services provided by third parties; (i)  business management consulting services provided by Telefonica Internacional (TISA); (j)  ISS tax levied on caller ID services and on cell phone activation.

According to Management and the Company’s legal advisors, the likelihood of loss in these proceedings is possible.

ANATEL

Universal Telecommunications Services Fund (FUST)

Injunction petitioned separately by fixed line and wireless carriers for acknowledgement of their right to: Fixed line phone carriers: not include interconnection and EILD expenses in the FUST base and Wireless carriers:  not include interconnection revenue in the FUST base, pursuant to Precedent No. 7, of December 15, 2005, since it disagrees with the provisions of the sole paragraph, article 6, of Law No. 9998/00, which are waiting for trials in the second lower court.

A number of delinquency notices referring to debit entry issued by ANATEL in the administrative level to set up the tax credit related to interconnection, EILD and other revenues that are not earned from the provision of telecommunications services.

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

At September 30, 2012, total amount involved was R$690,794 (R$718,010 at December 31, 2011) for Company and R$1,769,162 (R$1,719,531 at December 31, 2011) for consolidated.

According to Management and the Company’s legal advisors, the likelihood of success in these proceedings is possible.

Telecommunications Technology Development Fund (FUNTTEL)

At September 30, 2012, the Company and its subsidiaries were parties to administrative and judicial proceedings which are waiting to be tried at the lower administrative court and the court of appeals. At September 30, 2012, total amount was R$187,998 (R$232,343 at December 31, 2011) for Company and R$588,135 (R$622,606 at December 31, 2011) for consolidated.

Such proceedings concern the collection of contributions to FUNTTEL on other revenues (not related to telecom services), as well as on income and expenses transferred to other operators (interconnection).

According to Management and the Company’s legal advisors, the likelihood of success in these proceedings is possible.

Telecommunications Inspection Fund (FISTEL)

Upon extension of the effective license period to use telephone switches in connection with use of STFC (fixed line phone carriers) and extension of the right to use radiofrequency in connection with wireless service (wireless carriers), ANATEL charges the Installation Inspection Fee (TFI).

This collection is based on ANATEL’s understanding that such extension would represent a taxable event for TFI. The Company and its subsidiaries understand that such collection is unjustified, and separately challenged the aforesaid fee in court. At September 30, 2012, total amount was R$21,791 (R$197,666 at December 31, 2011) for consolidated, with deposit in full, and R$1,539,019 (R$1,504,365 at December 31, 2011) for consolidated, without the respective escrow deposit.

According to Management and the Company’s legal advisors, the likelihood of loss in these proceedings is possible.

PPNUM – Public Price for Numbering Resources Management

Vivo, along with other wireless carriers in Brazil, are challenging in court the tariff charged by ANATEL for use by such carriers of the numbering resources managed by the agency. When charged by ANATEL, Vivo made a escrow deposit referring to the amounts payable. On April 23, 2009, the carriers received a favorable sentence and the lawsuit is currently waiting for trials in the second lower court. At September 30, 2012, total amount was R$ 2,115 (R$ 1,977 at December 31, 2011).

According to Management and the Company’s legal advisors, the likelihood of loss in these proceedings is possible.

Contribution to Promote Public Broadcasting (EBC)

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

On May 26, 2009, Trade Union for Telephone and Wireless and Personal Service Companies (Sinditelebrasil) filed an injunction challenging the new contribution to Empresa Brasil de Comunicação (EBC), created by Law No. 11652/08. No order was issued, and the companies associated to said trade union obtained legal authorization to deposit of the amount under discussion. This proceeding is pending decision from the lower court. At December 31, 2011, total amount was R$551 for Company (with deposit in full) and R$577 for consolidated.

19.3 Civil/regulatory contingencies and provisions

	Amount involved
	Company		Consolidated
Risk	9.30.12	12.31.11	9.30.12	12.31.11
Probable	546,817	490,823	749,660	664,703
Possible	1,976,532	1,429,616	2,599,525	1,978,973

Provisions for civil contingencies

a) The Company and its subsidiaries are parties to civil administrative and legal proceedings, the object of which is the provision of services. This proceedings are filed by individual consumers, civil associations representing consumer rights, PROCON, as well as the State and Federal Public Prosecutor’s Offices. Similarly, the companies are defendants or plaintiffs in other proceedings having as object matters other than those related to the normal course of business. At September 30, 2012, provisions amounted to R$219,897 (R$191,960 at December 31, 2011) for Company and R$393,028 (R$341,351 at December 31, 2011) for consolidated.

b) The Company is also involved in various lawsuits filed by individual consumers, with similar characteristics, which individually are not considered to be material, based on provision analysis, the historical average of losses in similar proceedings. At September 30, 2012, the provision amounted to R$78,016 (R$81,539 at December 31, 2011) for Company and consolidated.

Provision for regulatory contingencies

At September 30, 2012, the Company and its subsidiaries were parties in administrative proceedings against ANATEL, which were filed based on alleged noncompliance with obligations set forth in industry regulations, as well as in legal claims discussing sanctions by ANATEL at the administrative level.  The likelihood of loss in those proceedings was deemed as probable and a provision amounting to R$278,616 (R$248,904 for Company, R$170,591 of which referring to provision for administrative proceedings and R$78,313 referring to assessment of administrative proceedings brought to court) at September 30, 2012 and R$241,813 (R$217,324 for Company, R$183,073 referring to administrative proceedings and R$34,251 referring to assessment of administrative proceedings brought to court) at December 31, 2011.

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

Possible civil contingencies

a) Community Telephone Plan – PCT: Refers to a Public Civil Action to which the Company is a party and which is related to the PCT, a plan that allows purchasers of telephone line expansion plans who did not receive shares for their financial investment to claim indemnity rights, in the municipality of Mogi das Cruzes. The total amount is approximately R$225,031 for Company and consolidated. The likelihood of loss in this proceeding was deemed as possible by legal counsels. The São Paulo State Court of Justice (TJSP) has reversed the decision and deemed that claim groundless. The carriers association of Mogi das Cruzes (plaintiff) filed a special appeal to reverse that decision, which is currently waiting for a decision.

b)  Class actions filed by SISTEL Members Association in the State of São Paulo, whereby SISTEL members in São Paulo State question the changes made in the health care plan for retired employees (PAMA), and claim that former conditions are restored.  The claim is still in the evidentiary stage, and no decision was issued in any court level. The likelihood of loss in this proceeding was deemed as possible by legal counsels.  The amount is not measurable and the claims are uncertain due to their unenforceability, since it would be necessary to restore the plan to its previous conditions.

c) Public civil actions filed by i) ASTEL - SISTEL Members Association in São Paulo State and ii) FENAPAS - National Federation of Associations of Retirees, Pensioners and Pension Funds Members of the Telecommunications Industry, both against SISTEL. The Company and other carriers seek annulment of PBS pension plan spin-off, claiming “the dismantling of SISTEL Foundation supplementary pension system”, which originated several specific PBS-mirrors plans, and respective allocation of resources deriving from technical surplus and tax contingencies at the time of the spin-off.  The likelihood of loss in this proceeding was deemed as possible by legal counsels.  The amount is not measurable and the claims are uncertain due to their unenforceability, since it would be necessary to restore SISTEL's spun-off fund related to carriers of the former Telebrás System.

d) The Public Prosecutor’s Office of the State of São Paulo commenced a class action claiming moral and property damages suffered by all consumers of telecommunications services from 2004 to 2009 due to the bad quality of services and failures of the communications system. The Public Prosecutor’s Office suggested that the indemnification to be paid should be R$1 billion. The decision handed down on April 20, 2010 imposes the payment of indemnification for damages caused to all consumers who have filed a suit for such damages.

Conversely, in the event that the number of claiming consumers is not in line with the gravity of damages, after the lapsing of one year, the judge determined that the amount of R$60 million should be deposited in the Special Expenses Fund to Recover Natural Rights Damages (Fundo Especial de Despesa de Reparação de Interesses Difusos Lesados). It is not possible to estimate the number of consumers who will individually file suits nor the amounts claimed thereby. The parties filed an appeal on the merits of the case. The judgment effects are in abeyance. No amount has been assigned to the possible likelihood of an unfavorable outcome in connection with this action, since in the case of loss, estimating the corresponding amount payable by the Company is not practicable at this time. Likewise, establishing a provision for contingency equivalent to the amount sought is not possible.

e) The Company and its subsidiaries are involved in other civil claims, at several levels, related to service rendering. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (PROCON), as well as by the Federal and State Public Ministry. They are also involved in other claims of several types related to the normal course of business. Total contingency amounts to R$1,221,727 (Consolidated) and R$ 618,604 (Company), whose likelihood of an unfavorable outcome has been assessed by their legal advisors as possible.

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

f) The Company and its subsidiaries have received fines regarding the noncompliance of “Decreto do SAC”. We currently have various actions (administrative and judicial proceedings), whose likelihood of an unfavorable outcome has been assessed by legal advisors as possible, totaling R$18,658 (Consolidated) and R$ 7,257 (Company).

g) Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda (Lune), a Brazilian company, proposed the lawsuit on November 20, 2001 against 23 wireless carriers claiming to own the patent for caller ID and the trademark "Bina". The purpose of that lawsuit it to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

An unfavorable sentence was passed determining that Vivo should refrain from selling mobile phones with Caller ID service (Bina), subject to a daily fine of R$10,000,00 in case of noncompliance. Furthermore, according to the sentence passed, Vivo must pay indemnification for royalties to be calculated in settlement. Motions for Clarification were opposed by all parties and Lune’s motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. The Company filed an appeal against this decision, as well as against the sentence, both waiting to be tried. The likelihood of an unfavorable outcome has been assessed by legal advisors as possible. There is no way to determine the extent of potential liabilities with respect to this claim.

h) Validity of prepaid plan: Vivo and other wireless carriers are defendants in several lawsuits filed by the Public Prosecutor’s Office and consumer associations to challenge imposition of a period to use prepaid minutes. The plaintiffs allege that the prepaid minutes should not expire after a specific period. Conflicting decisions were handed down by courts on the matter. Although we believe that our criteria for the period determination comply with ANATEL standards, the likelihood of an unfavorable outcome has been assessed by legal advisors as possible, except for collective actions against Telemig, for which the probability of an unfavorable outcome in relation to this claim is deemed remote, also based on the opinion of our legal advisors.

Possible regulatory contingencies

a) The Company and its subsidiaries are parties to administrative proceedings filed by ANATEL alleging noncompliance with the obligations set forth in industry regulations, as well as legal claims which discuss the sanctions applied by ANATEL at administrative level, rating the risk of loss as possible for R$1,134,109 (R$1,125,640 for Company, R$935,244 of which regarding assessment of administrative proceedings, R$154,838 referring to assessment of administrative proceedings filed and R$35,558 related to assessment of other legal claims).

b) Administrative proceedings discussing payment of 2% charge on revenue from interconnection services due to the extension of right of use of SMP-related radiofrequencies: Under clause 1.7 of the Authorization Terms that grant right of use of SMP related radiofrequencies, the extension of right of use of such frequencies entails payment every two years, during the extension period (15 years), of a 2% charge calculated on net revenue from the basic and alternative service plans of the service company, determined in the year before that of payment.

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

However, ANATEL determined that the 2% charge should be calculated on revenue from service plans and also on revenue from interconnection services, which is not provided for by clause 1.7 of the referred to Authorization Terms.

For considering, based on the provisions of the Authorization Terms, that revenue from interconnection services should not be included in the calculation of the 2% charge for radiofrequency use right extension, Vivo filed administrative proceedings challenging these charges, based on ANATEL’s position.

According to its legal advisors, the likelihood of success in these proceedings is deemed as possible.

d) Administrative Proceeding No. 08012.008501/2007-91: It is a proceeding filed at the level of the Brazilian System for Competition Defense (SBDC) by Global Village Telecom Ltda (GVT), Intelig Telecomunicações Ltda (Intelig), Transit do Brasil Ltda. and Easytone Telecomunicações Ltda. on August 6, 2007 against Claro S.A. (Claro), Tim Brasil Serviços e Telecomunicações S.A. (TIM), TNL SCS S.A. (Oi) and Vivo, for supposed trust and price squeeze practices, with the objective of increasing VU-M tariff, thus increasing the costs of competitors. Due to the proceeding filed on August 21, 2008, the Department for Economic Right (SDE) started an administrative proceeding against the defendants in order to evaluate whether the practices adopted would fit into (i) items I, III and IV, article 20 and items V, article 21 and (ii) items I, III and IV, article 20 and items I and V, all of Law No. 8,884/94, to wit trust and price squeeze.

On March 25, 2010, SDE issued a technical note whereby: (i) dismissed the accusation of trust against all the defendants, recommending filing of such accusation, (ii) suggested excluding Oi from the group of defendants in the investigation of price squeeze for considering that its economic group would be responsible for paying VU-M and for lack of evidence of recurrent practices of prices below VU-M; (iii) recommended condemning Vivo, TIM and Claro, based on article 20, items I, III and IV, and article 21, item V, all of Law No. 8884/94, for the increase in costs of competitors (price squeeze).

The proceeding is pending judgment by the Administrative Council for Economic Defense (CADE).

The Company’s legal advisors consider that Administrative Proceeding No. 08012.008501/2007-91 involves possible unfavorable outcome, therefore no related provision has been set up. If CADE hands down a sentence against defendants only for price squeeze, the fine estimated for this case may range from 0.1% to 0.5% of Vivo’s gross income for 2006. However, in the remote case that CADE accepts the hypothesis of trust, initially dismissed by SDE, fines may range from 10% to 15% of Vivo’s gross income for 2006.

It is worth highlighting that Law No. 12529/12 became effective on May 29, 2012 and there is no former case for which CADE has handed down a decision based on the new criteria. This estimate is based on a proportional calculation that took into consideration former court decisions and the criteria set forth by Law No. 8884/94.

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

19.4. Guarantees

At September 30, 2012, the Company and its subsidiaries granted guarantees for tax, civil and labor proceedings, as follows:

	Consolidated
	Property and equipment	Judicial deposits	Letter of guarantee
Civil, labor and tax	106,272	4,012,260	1,844,590
Closing balance	106,272	4,012,260	1,844,590

In addition to the guarantees presented above, at September 30, 2012, the Company and its subsidiaries had amounts in guarantee for legal proceedings (checking accounts and/or short-term investment accounts frozen by court order) amounting to R$58,579 (R$73,205 at December 31, 2011), as presented in Note 8.

20. DEFERRED REVENUES

	Company		Consolidated
	9.30.12	12.31.11	9.30.12	12.31.11
Activation revenue (a)	60,569	67,672	60,569	67,672
Payphone cards	7,325	15,783	7,325	15,783
Services and goods (b)	-	-	600,230	583,751
Disposal of property and equipment (c)	-	-	554,889	-
Government grants (d)	44	44	8,305	8,322
Customer loyalty program (e)	-	-	82,327	68,821
Other revenues	2,172	1,457	24,382	16,919
Total current	70,110	84,956	1,338,027	761,268

Activation revenue (a)	36,675	30,792	36,675	30,792
Services and goods (b)	-	-	39,132	48,095
Equipment donations (f)	-	-	17,880	22,638
Government grants (d)	298	331	38,836	44,880
Other revenues	7,815	7,493	2,684	9,861
Total noncurrent	44,788	38,616	135,207	156,266

a)	Refers to the deferral of fee revenue (fixed) recognized in income over the estimated period of duration of the customer plant.
b)	Refers to the balances of agreements of prepaid services revenue and multi-element operations, which are recognized in income to the extent that services are provided to customers, and of disposal of assets.
c)	Refers to net balance of the residual value from disposal of non-strategic towers and rooftops owned by Vivo, to be transferred to income upon compliance of conditions for recognition in books (Note 12b).
d)	Refers to government grant deriving from funds raised with BNDES in a specific credit line (PSI Program), used in the acquisition of domestic equipment and registered at BNDES (Finame) and applied in projects to expand the network capacity, which have been amortized by the useful life of equipment.
e)	Refers to the fidelity points program that Vivo maintains, which allows customers to accumulate points when paying their bills referring to use of services offered. The accumulated points may be exchanged for telephone sets or services, conditional upon obtaining a minimum balance of points by customer. The consideration received is allocated to the cost of sets or services at fair value. The fair value of points is determined by dividing the amount of discount granted by the number of points necessary for the redemption based on the points program. The fair value of the accumulated balance of points generated is deferred and recognized as revenue upon redemption of points.
f)	Refers to the balances of network equipment donations from suppliers, which are amortized by the useful life of the equipments.

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

21.       OTHER LIABILITIES

a)  Breakdown

	Company		Consolidated
	9.30.12	12.31.11	9.30.12	12.31.11
Consignments on behalf of third parties	51,410	155,503	127,632	252,807
Amounts to be refunded to subscribers	64,135	53,882	70,033	59,265
Lease (a)	11,669	11,669	11,669	11,669
Liabilities with related parties	99,438	138,900	35,996	66,490
Charges payable – concession arrangement (Note 1.b.1) (b)	72,656	-	166,350	44,296
Other payables	16,918	14,654	23,855	32,087
Total current	316,226	374,608	435,535	466,614

Lease (a)	537	9,398	537	9,398
Liabilities with related parties	3,890	5,119	3,880	4,976
Personnel, social charges and social benefits	15,583	15,160	15,627	15,160
Intercompany loan, debt assumption and installment payment	-	-	-	21,587
Other payables	14,549	15,262	16,633	17,137
Total noncurrent	34,559	44,939	36,677	68,258

(a)  The Company has financial lease agreements for use of IT equipment.

(b)  The consolidated amount at December 31, 2011 is adjusted to R$44,296, referring to “charge of the contract for renewal of licenses” of Vivo, transferred to “Suppliers” (Note 15).

b)  Lease

	9.30.12	12.31.11
Lease future gross payments	13,018	23,920
Unrealized financial expense	(812)	(2,853)
Present value of minimum payments payable	12,206	21,067

Current	11,669	11,669
Noncurrent	537	9,398

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

Aging list:

	Gross investment	Present value
Falling due up to one year	11,669	11,669
Falling due within more than one year and up to five	1,349	537
Total	13,018	12,206

There are neither unsecured residual values that produce benefits to the lessor nor contingent payments recognized as revenues during the period ended September 30, 2012.

c)  Commitments and guarantees (rentals)

The Company rents equipment and facilities, and the subsidiary Vivo have undertaken commitments with lessors of several stores and sites where the radio-base stations (ERB) are located through several operating agreements maturing on different dates on a monthly basis. At September 30, 2012, the total amount equivalent to the full contractual period is R$5,209,310 e R$8,844,709, for Company and consolidated, respectively.

The aging list of commitments referring to rentals, stores and sites under non-cancellable contracts is as follows:

	Company	Consolidated
Up to one year	524,239	1,904,444
From one to five years	2,215,699	3,099,228
More than five years	2,469,372	3,841,037
Total	5,209,310	8,844,709

22. EQUITY

a. Capital

Paid-in capital as of September 30, 2012 and December 31, 2011 amounts to R$37,798,110. Subscribed and paid-in capital is divided into shares without par value, as follows:

	9.30.12	12.31.11
Total capital in shares
Common shares	381,587,111	381,587,111
Preferred shares	744,014,819	744,014,819
Total	1,125,601,930	1,125,601,930

Treasury stock
Common shares	(251,440)	(239,740)
Preferred shares	(2,081,246)	(1,477,546)
Total	(2,332,686)	(1,717,286)

Outstanding shares
Common shares	381,335,671	381,347,371
Preferred shares	741,933,573	742,537,273
Total	1,123,269,244	1,123,884,644

Book value per outstanding share – R$	39.48	38.55

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

According to its bylaws, the Company is authorized to increase its capital up to the limit of 1,350,000,000 (one billion three hundred and fifty million) shares, common or preferred. The capital increase and consequent issue of new shares are to be approved by the Board of Directors, subject to the authorized capital limit.  However, the Brazilian Corporation Law – Law No. 6404/76, article 166, IV – establishes that capital may be increased through a Special Shareholders’ Meeting resolution held to decide about charter amendment, if statutory share capital limit has been reached.

Capital increases do not necessarily have to observe the proportion between the numbers of shares of each type. However, the number of preferred shares, nonvoting or with restricted voting, must not exceed 2/3 of the total shares issued.

Preferred shares are nonvoting, but have priority in the reimbursement of capital, without premium, and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company’s bylaws and clause II, paragraph 1, article 17, of Law No. 6404/76.

In April 2011, there was a capital increase of R$31,222,630 resulting from merger of 100% of shares of Vivo Part. into the Company, approved by the shareholders’ meeting of April 27, 2011 (see Note 3) corresponding to 619,364,658 (six hundred and nineteen million, three hundred and sixty-four thousand and six hundred and fifty-eight) shares of which 212,767,241 (two hundred and twelve million, seven hundred and sixty-seven thousand, two hundred and forty-one) are common shares and 406,597,417 (four hundred and six million, five hundred and ninety-seven thousand, four hundred and seventeen) are preferred shares.

b. Bonus paid on acquisition of interest from non-controlling shareholders

In accordance with accounting practices adopted in Brazil previously to the adoption of the IFRS/CPC, goodwill was recorded when shares were acquired at a higher value than their book value, generated by the difference between the book value of shares acquired and the transaction’s fair value. With the adoption of IAS 27R/CPC 35 and 36, the effects of all acquisition of shares from non-controlling shareholders are recorded under equity when there is no change in the shareholding. Consequently, these transactions no longer generate goodwill or income, and the goodwill previously generated from acquisition from non-controlling shareholders, including expenses inherent to these transactions, were adjusted based on the Company’s equity. The acquisition of shares from non-controlling shareholders of Lemontree and GTR (described in Note 2.1e) totaled R$40,519. The balance of this account at September 30, 2012 was R$70,448 (R$29,929 at December 31, 2011).

c. Capital reserves

Special goodwill reserve

This represents the tax benefit generated by the incorporation of Telefonica Data do Brasil Ltda. which will be capitalized annually in favor of the controlling shareholders to the extent the tax credits are realized under the terms of CVM Rule No. 319/99. The balance of this account at September 30, 2012 and December 31, 2011 was R$63,074.

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

Other capital reserves

Due to the merger of the holdings: TBS Celular Participações Ltda, Portelcom Participações S.A. and PTelecom Brasil S.A. into Vivo Part., which was recorded in Company after merger of Vivo Part. This reserve (R$47,723) may be used as future capital increase by the Company. The balance of this account at September 30, 2012 and December 31, 2011 was R$2,735,930.

Treasury shares

On November 7, 2011, the Company informed its shareholders and the market that the members of the Company’s Board of Directors approved the acquisition of common and preferred shares issued by the Company, without capital reduction, for subsequent cancellation, disposal or maintenance in treasury for the purpose of increasing shareholder value. The repurchase will be made through the use of part of the existing capital reserve as of June 30, 2011, except for the reserves referred in Article 7 subsection (a) to (d) of CVM Ruling No. 10/80. This repurchase will begin from the deliberation date of the Board of Directors, remaining in force until November 6, 2012, the acquisitions being carried out in BM&FBOVESPA at market prices and is responsibility of Management to decide the moment and number of shares to be acquired, whether in a single operation, whether in a series of operations, as well as to define the parameters for carrying out the repurchase, within legal limits, until a maximum of 2,912,734 common shares and 25,207,477 preferred shares.

These represent the Company’s treasury shares arising from: i) incorporation of TDBH (in 2006); ii) incorporation of Vivo Part. shares (in 2011); and iii) repurchase of common and preferred shares which, up to September 30, 2012, totaled R$94,385, given that the average acquisition cost was R$44.74 for common shares and R$48.82 for preferred shares, which correspond to 40,700 common shares and 1,896,000 preferred shares. The balance of this account at September 30, 2012 was R$112,107 (R$79,339 at December 31, 2011).

d. Income reserve

Legal reserve

The legal reserve is set up by allocation of 5% of the net profit for the year, up to the limit of 20% of the paid-up capital stock. Legal reserve may only be used to increase capital or to offset accumulated losses. The balance of this account at September 30, 2012 and December 31, 2011 was R$877,322.

e. Proposed additional dividend

On April 11, 2012, the Annual Shareholders’ Meeting approved the allocation of the balance of income for the year ended December 31, 2011 amounting to R$1,888,152, plus dividends and interest on equity for 2011, amounting to R$107,874 less other comprehensive income, amounting to R$(42,997), totaling R$1,953,029, provided in the proposal for allocation of income to holders of common and preferred shares recorded by the company up to April 11, 2012.

As from May 2, 2012, the first portion, amounting to R$1,075,550, began to be paid and the remaining balance will be paid through December 21, 2012 in one or more installments to be defined by the Company’s Executive Board and informed to the market on a timely basis. The balance of this account at December 31, 2011 was R$1,953,029.

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

23. NET OPERATING INCOME

	Company		Consolidated
	09.30.12	09.30.11	09.30.12	09.30.11
Telephone service	8,970,289	11,898,968	19,762,532	17,296,700
Use of network	715,078	404,185	3,319,069	2,550,444
Data and SVA	3,879,953	3,748,169	10,537,699	7,525,157
Cable TV services	-	-	611,752	639,073
Other services (a)	565,559	426,505	930,569	818,028
Sale of goods and equipment	-	-	1,864,505	1,497,544
Gross operating income	14,130,879	16,477,827	37,026,126	30,326,946

ICMS	(2,713,968)	(3,557,873)	(7,446,757)	(6,201,977)
PIS and COFINS	(504,046)	(591,801)	(1,508,973)	(1,256,861)
ISS	(16,510)	(17,820)	(32,917)	(35,057)
Discounts and devolutions	(1,262,196)	(1,029,248)	(3,016,396)	(2,304,406)
Deductions from gross operating income	(4,496,720)	(5,196,742)	(12,005,043)	(9,798,301)

Net operating income	9,634,159	11,281,085	25,021,083	20,528,645

(a) Vivo’s contracted amounts of swap and infrastructure, within the concept of agent and principal (CPC 30 and IAS 18), are not being disclosed as costs and revenues for the nine-month periods ended September 30, 2012 and 2011 were R$32,663 and R$26,564, respectively (Note 24).

There is not customer who contributed with more than 10% of gross operating income for the nine-month period ended September 30, 2012 and 2011.

All amounts in net income are included in income and social contribution tax bases.

24. COST OF GOODS AND SERVICES

	Company		Consolidated
	09.30.12	09.30.11	09.30.12	09.30.11
Depreciation and amortization	(1,570,132)	(1,278,460)	(3,045,182)	(2,565,290)
Personnel	(201,125)	(181,229)	(358,841)	(278,993)
Interconnection	(2,466,151)	(3,514,553)	(3,037,526)	(3,396,340)
Third-party services	(1,215,702)	(1,206,858)	(2,416,748)	(2,023,427)
Rentals, insurance, condominium and means of connection (a) (b)	(35,218)	(281,166)	(665,496)	(626,551)
Taxes, fees and contributions	(126,579)	(156,694)	(1,278,526)	(856,220)
Charges payable – concession arrangement (Note 1.b.1) (b)	(72,656)	(60,927)	(122,054)	(88,763)
Other	(34,378)	(36,299)	(65,899)	(86,891)
Total cost of services	(5,721,941)	(6,716,186)	(10,990,272)	(9,922,475)
Cost of goods sold		-	(1,293,443)	(896,015)
Total	(5,721,941)	(6,716,186)	(12,283,715)	(10,818,490)

(a) Vivo’s contracted amounts of swap  and infrastructure, within the concept of agent and principal (CPC 30 and IAS 18), are not being disclosed as costs and revenues for the nine-month periods ended September 30, 2012 and 2011 were R$32,663 and R$26,564, respectively (Note 23).
(b) In the first half of 2012, the Company reversed provision together with the state road department (DER) referring to the use of road lanes amounting to R$ 244,462.

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

25. SELLING EXPENSES

	Company		Consolidated
	09.30.12	09.30.11	09.30.12	09.30.11
Depreciation and amortization	(356,641)	(102,166)	(697,847)	(473,390)
Personnel	(343,147)	(366,635)	(1,003,319)	(725,290)
Third-party services	(1,266,117)	(1,342,505)	(3,287,608)	(2,505,705)
Provision for impairment (Note 5)	(211,155)	(229,249)	(507,740)	(369,073)
Rentals/insurance/condominium	(7,622)	(7,834)	(87,439)	(51,018)
Publicity and advertising	(133,435)	(167,752)	(653,641)	(488,412)
Donations and sponsorship	-	-	(199,189)	(171,248)
Other	(26,696)	(10,260)	(91,535)	(59,551)
Total	(2,344,813)	(2,226,401)	(6,528,318)	(4,843,687)

26. GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	09.30.12	09.30.11	09.30.12	09.30.11
Depreciation and amortization	(43,718)	(51,079)	(312,768)	(225,057)
Personnel	(204,475)	(188,623)	(478,284)	(387,390)
Third-party services	(256,547)	(179,414)	(647,306)	(439,984)
Rentals/insurance/condominium	(27,547)	(15,944)	(133,073)	(75,965)
Other	2,569	(9,736)	(33,023)	(49,077)
Total	(529,718)	(444,796)	(1,604,454)	(1,177,473)

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

27. OTHER OPERATING INCOME (EXPENSES), NET

	Company		Consolidated
	09.30.12	09.30.11	09.30.12	09.30.11
Fines and expenses recovered	129,733	161,102	289,822	256,764
Donations and sponsorship	(5,249)	(7,213)	(5,249)	(7,213)
Labor, tax, civil provisions - net	(318,676)	(182,618)	(466,478)	(254,061)
Net income on disposal/loss of assets (a)	(12,052)	82,237	411,974	105,237
Administrative technical services	24,169	29,582	20,213	24,895
Other income (expenses)	8,027	(22,583)	(59,277)	(2,574)
Total	(174,048)	60,507	191,005	123,048

Other operating income	227,262	375,169	925,684	640,495
Other operating expenses	(401,310)	(314,662)	(734,679)	(517,447)
Total	(174,048)	60,507	191,005	123,048

(a)  Consolidated amounts include: i) in September 30, 2012, the amount of R$431,978 (net of residual value), referring to disposal of 1,424 non-strategic transmission towers owned by Vivo and ii) in September 30, 2011, the amounts of R$39,646 and R$64,015 (net of residual value), referring to disposal of non-strategic transmission towers owned by Vivo and the Company, respectively.

28. FINANCIAL INCOME (EXPENSES), NET

	Company		Consolidated
	09.30.12	09.30.11	09.30.12	09.30.11
Financial income
Income from short-term investments	53,696	102,648	183,225	257,060
Gains on derivative transactions	76,945	111,287	173,810	186,580
Interest receivable	115,670	49,856	147,067	88,506
Monetary/foreign exchange variation gains	134,110	125,895	257,083	182,048
Other financial income	18,216	17,674	71,139	93,539
	398,637	407,360	832,324	807,733

Financial expenses
Interest payable	(254,948)	(143,317)	(457,781)	(329,266)
Losses on derivative transactions	(51,882)	(106,185)	(75,941)	(107,193)
Monetary/foreign exchange variation losses	(127,718)	(150,105)	(311,206)	(241,679)
Other financial expenses	(39,751)	(39,908)	(152,989)	(175,781)
	(474,299)	(439,515)	(997,917)	(853,919)

Financial income and expenses, net	(75,662)	(32,155)	(165,593)	(46,186)

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

29. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its subsidiaries recognize income and social contribution taxes on a monthly basis, under the accrual basis of accounting, and pay the taxes based on estimates, in accordance with the trial balance for suspension or reduction. The taxes calculated on income until the month of the financial statements are recorded in liabilities or assets, as applicable.

Reconciliation of tax expense and statutory tax rates

Reconciliation of the reported tax charges with the amounts calculated by applying 34% (income tax of 25% and social contribution tax of 9%) at September 30, 2012 and 2011 is shown in the table below.

	Company		Consolidated
	09.30.12	09.30.11	09.30.12	09.30.11
Income before taxes	3,224,011	3,141,021	4,630,008	3,765,857

Income and social contribution taxes expenses - at 34% rate	(1,096,164)	(1,067,947)	(1,574,203)	(1,280,391)
Permanent differences
Equity pickup	828,252	414,449	-	-
Interest on equity - expenses	-	425,000	-	425,000
Expired dividends	(21,196)	(5,613)	(21,196)	(5,613)
Temporary differences - subsidiaries	-	-	(57,183)	(52,223)
Non-deductible expenses, gifts, incentives and dividends received	(1,550)	(14,877)	(48,076)	2,305
Amortization of goodwill – exchange of shares – Telemig and Telemig Participações	45,726	-	45,726	30,484
Other additions (exclusions)	244	1,367	2,855	14,507
Overall total (IRPJ + CSLL)	(244,688)	(247,621)	(1,652,077)	(865,931)

Effective rate	8%	8%	36%	23%
Current IRPJ and CSLL	-	(226,245)	(1,116,490)	(775,088)
Deferred IRPJ and CSLL	(244,688)	(21,376)	(535,587)	(90,843)

For the nine-month period ended September 30, 2012, the amounts referring to changes in deferred assets and liabilities totaled R$252,732 and R$544,992 in Company and consolidated, respectively, net of other changes.

The components of deferred income and social contribution tax assets and liabilities on temporary differences are shown in note 7.2.

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

30. EARNINGS PER SHARE

Basic and diluted earnings per share were calculated by dividing income attributed to the Company’s shareholders by the weighted average of the number of outstanding common and preferred shares for the periods. No transactions were carried out that could have potential shares issued through the date of issuance of the consolidated financial statements; therefore, there are no adjustments of diluting effects inherent to the potential issue of shares.

The table below shows the calculation of earnings per share for the nine-month periods ended September 30, 2012 and 2011:

	09.30.12	09.30.11
Net income for the period attributable to shareholders:	2,979,323	2,893,400
Common shares	948,558	916,077
Preferred shares	2,030,765	1,977,323

Number of shares:	1,123,529	861,916
Weighted average of common outstanding shares for the year	381,339	290,967
Weighted average of preferred outstanding shares for the year	742,190	570,949

Basic and diluted earnings per share:
Common shares	2.49	3.15
Preferred shares	2.74	3.46

31. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

The main consolidated balances from transactions with related parties are as follows:

		09.30.12
Company	Nature of transaction	Current assets	Noncurrent assets	Current liabilities	Noncurrent liabilities	Revenues	Expenses
Atento Brasil S. A.	a) / b) / c)	10,429	-	228,038	1,295	41,661	(825,263)
Media Networks Latin	d) / e)	1,202	-	7,211	-	161	(6,418)
SP Telecomunicações Participações Ltda.	f)	2	-	164,452	-	-	(4,631)
Telefónica Del Peru	d)	4,072	-	45	-	733	1,972
Telefonica Engenharia de Segurança do Brasil Ltda.	a) / g)	2,226	293	2,824	8	1,730	(5,342)
Telefonica Global Aplicaciones	h)	-	-	5,629	-	-	(1,877)
Telefonica Global Tecnology	i)	1,485	-	10,878	-	183	(7,586)
Telefónica Internacional S.A.	f) / h)	145	17,232	264,311	-	6	42,663
Telefônica International Wholesale Services Brasil Ltda.	a) / j)	1,328	22	48,858	305	6,941	(91,516)
Telefónica International Wholesale Services Espanha	j) / n)	8,545	-	5,186	-	14,875	(10,393)
Telefónica S. A.	f)	52	-	251,426	-	3,509	(107,793)
Telefonica Serviços Empresariais do Brasil Ltda.	a) / k)	16,639	1,113	17,283	1,513	4,266	(70,420)
Telefonica Transportes e Logistica Ltda.	b) / l)	214	10	31,373	315	809	(64,102)
Terra Networks Brasil S. A.	a) / m)	9,673	21	1,995	291	5,420	(4,164)
Other	a) / d) / o)	30,361	98	21,066	132	7,213	(3,751)
Total		86,373	18,789	1,060,575	3,859	87,507	(1,158,621)

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

		12.31.11				09.30.11
Company	Nature of transaction	Current assets	Noncurrent assets	Current liabilities	Noncurrent liabilities	Revenues	Expenses
Atento Brasil S. A.	a) / b) / c)	14,720	-	186,692	338	11,387	(266,431)
Media Networks Latin	d) / e)	1,143	151	6,329	-	-	(5,810)
SP Telecomunicações Participações Ltda.	f)	4	-	126,283	-	-	(1,950)
Telefónica Del Peru	d)	10,663	-	61	700	(703)	(1,723)
Telefonica Engenharia de Segurança do Brasil Ltda.	a) / g)	2,036	287	5,747	210	720	(4,381)
Telefonica Global Aplicaciones	h)	-	-	3,753	-	-	-
Telefonica Global Tecnology	i)	1,357	-	1,739	-	808	(3,208)
Telefónica Internacional S. A.	f) / h)	221	17,022	201,856	-	(839)	(819)
Telefonica Internacional Wholesale Services Brasil Ltda.	a) / j)	2,131	22	29,080	505	1,492	(25,589)
Telefónica International Wholesale Services Espanha	j) / n)	6,057	-	3,402	-	1,998	(4,060)
Telefónica S. A.	f)	482	1,591	172,229	-	(2,685)	(44,500)
Telefônica Serviços Empresariais do Brasil Ltda.	a) / k)	16,690	932	10,715	2,976	1,841	(24,386)
Telefônica Transportes e Logistica Ltda.	b) / l)	163	-	36,610	144	-	(31,676)
Terra Networks Brasil S. A.	a) / m)	9,505	16	1,100	-	1,158	(616)
Other	a) / d) / o)	33,013	193	24,619	103	4,801	5,416
Total		98,185	20,214	810,215	4,976	19,978	(409,733)

a)  Fixed line and mobile telephone services: fixed line and mobile telephone services provided by companies of Telefonica Group;

b) Lease of buildings and disposal of call center assets: lease of buildings owned by the Company where the call center structure is installed and disposal of property, plant and equipment items used in call center activities to Atento Brasil S.A. and Telefonica Transportes e Logística (former Cobros);

c) Support service by the customer support service, collection, backoffice and sales people: provided by Atento Brasil S.A.;

d) Expenses Charged: these are charged to the Company by Media Networks Latin and Telefónica Del Peru, according to a contract between the parties;

e) Provision of Digital TV Service: provided by Media Networks Latin;

f) Dividends and interest on shareholders equity: paid to SP Telecomunicações, Telefonica Internacional S.A. and Telefónica S.A;

g) Lease and maintenance of safety equipment:  provided by Telefonica Engenharia e Segurança do Brasil Ltda.;

h) Provision of corporate services: these are passed through at the cost effectively incurred on those services;

i)  Systems development and maintenance services: provided by Telefonica Global Technology;

j)  International transmission infrastructure for a number of data circuit and roaming services: provided by Telefonica International Wholesale Brasil and Telefonica International Wholesale Services S.L.;

k) Administrative management services: financial, equity, accounting and human resources services provided by Telefonica Serviços Empresariais do Brasil;

l) Logistics and courier services: provided by Telefonica Transportes e Logística (former Cobros);

m) Voice portal content provider services: provided by Terra Networks Brasil S.A;

n) Data communications and integrated solution services: provided by Telefonica International Wholesale Services S.L;

o) Long-distance calls and international roaming services: provided by companies of Telefonica Group;

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

Management compensation

The amount paid by the Company to the Board of Directors and Executive Board for the nine-month period ended September 30, 2012 was approximately R$11,745 (R$8,452 in September 2011). Of this amount, R$10,705 (R$6,179 in September 2011) correspond to salaries, benefits and social charges and R$1,040 (R$2,273 in September 2011) to variable compensation.

During the nine-month period ended in September 30, 2012, our Directors and Officers did not receive any benefit pension, retirement pension or other similar benefits.

32. SHARE BASED COMPENSATION PLAN

a) Share incentive plan of Telefónica S.A.: “Performance Share Plan” or “PSP”

At June 30, 2011 and 2012, the third and fourth cycles of this incentive plan ended, and the following number of shares were distributed to officers of the Company and its subsidiaries:

	Number of shares	Unit value in Euros	Closing date
3rd cycle: July 1, 2008	186,186	8.39	June 30, 2011
4th cycle: July 1, 2009	130,362	8.41	June 30, 2012

Following the end of the third cycle, in July 2011, 189,763 shares were granted to all officers of the Company and its subsidiaries who were included in those cycles.

For the fourth cycle of the plan, no share will be granted to the officers of the Company and its subsidiaries due to non-compliance with market conditions for development of Telefonica’s Total Shareholder Return (TSR), which was lower than the third quarter of the comparison Group. The provisioned amounts referring to the fourth cycle will be reimbursed to the controller in order to cover costs of option made at the date the plan was set up.

b) Global share incentive plan of Telefónica S.A.: “Global Employee Share Plan” or “GESP”

The Annual Shareholders’ Meeting of Telefónica S.A. held on May 18, 2011 approved the second round of the share option incentive plan of Telefónica S.A. for Telefonica Group’s employees, on a global level, including employees of Telefonica Brasil and its subsidiaries, having the same terms and conditions presented in the previous plan, and its total duration shall also be of two years.

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

On September 1, 2012, the first option plan, launched in August 2010, matured, and 55,863 shares were delivered to 991 employees who met the conditions for the option plan at that date.

The Company and its subsidiaries recorded the following personnel expenses referring to share-based compensation plans, in the quarters ended September 30, 2012 and 2011:

Plans	09.30.12	09.30.11
PSP	7,372	9,547
PIP	2,927	-
GESP	3,152	1,697
Total	13,451	11,244

33. INSURANCE

The policy of the Company and its subsidiaries, as well as of Telefonica Group, includes maintenance of insurance coverage for all assets and liabilities involving significant and high-risk amounts, based on management’s judgment and following Telefónica S.A.’s corporate program guidelines.

The assets, liabilities or interests covered by insurance and their respective amounts are as follows:

Line	Maximum indemnification limit
Operating risks (loss of profit)	1,095,420
General civil liability (RCG)	31,740
ANATEL Guarantee Insurance	24,655

34. POST-RETIREMENT BENEFIT PLANS

The plans sponsored by the Company and its subsidiaries and related benefits types are as follows:

Plan	Type (a)	Entity	Sponsorship
PBS-A	BD	Sistel	Telefonica Brasil and Vivo together with the other carriers resulting from the privatization of Telebras
PAMA/PCE	Health care	Sistel	Telefonica Brasil and Vivo together with the other carriers resulting from the privatization of Telebras System
CTB	BD	Telefonica Brasil S.A.	Telefonica Brasil
PBS	BD/Híbrido	VisãoPrev	Telefonica Brasil and Vivo
VISÃO	CD/Híbrido	VisãoPrev	A. Telecom, Telefonica Data, Telefonica Brasil, Vivo and VisãoPrev Companhia de Previdência Complementar
CELPREV	Hybrid	VisãoPrev (b)	Vivo

(a) BD = Defined Benefit Plan;
CD = Defined Contribution Plan;
Hybrid = Plan that offers both BD and CD-type benefits. (b) Except plan CELPREV, managed by Sistel.

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

The Company and its subsidiaries, together with other companies from Telebrás System, sponsor private pension plans and post-retirement medical benefits, as follows: i) PBS-A; ii) PAMA; iii) CTB ; iv) PBS-Telefonica, PBS-Telesp Celular, PBS-TCO, PBS Tele Sudeste Celular and PBS Tele Leste Celular; v) Plano TCP Prev, TCO Prev and CelPrev; and vi) Plano de Benefícios Visão Telefônica and Visão Celular – Celular CRT, Telerj Celular, Telest Celular, Telebahia Celular and Telergipe Celular.

The Company and its subsidiaries individually sponsor defined benefit retirement plans (PBS Telesp, PBS Telesp Celular, PBS Tele Sudeste Celular and PBS Telemig Celular), administered by Visão Prev, which covers approximately 0.14% of the Company’s employees.  In addition, a multiemployer plan (PBS-A) and health care plan (PAMA) are provided by the Company and its subsidiaries to retired employees and their dependents (administered by Fundação Sistel, with constituted fund and participants contributions), at shared costs. Contributions to the PBS Plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution is a fixed percentage of payroll of employees covered by the plan, as described below:

Plan	%
PBS Telesp	6.82
PBS Telesp Celular	7.16
PBS Tele Sudeste Celular	6.64
PBS Telemig Celular	6.11
PAMA	1.50

For other employees of the Company and its subsidiaries, there are individual defined contribution plans - Visão Telesp Benefit Plan and for Vivo there is the individual defined contribution plan Vivo Prev Plan, both of them managed by Visão Prev Companhia de Previdência Complementar. The other Plans are funded by contributions made by members (employees) and by sponsors, which are credited to members’ individual accounts. Telefonica Brasil and its subsidiaries are responsible for bearing all administrative and maintenance expenses of such plans, including members’ death and disability risks. The contributions made by the Company and its subsidiaries to those plans are equal to those of the employees, varying from 2% to 9% of the contribution salary for members belonging to Telefonica Brasil, and from 2% to 8% of the contribution salary for those members belonging to Vivo, based on the percentage chosen by the member.

Additionally, the Company supplements the retirement benefits of certain employees of the former Companhia Telefônica Brasileira (CTB).

All revenues and expenses relating to defined benefit plans and benefit plans hybrids, such as employer contributions, the current service costs, interest costs and expected return on plan assets are recognized directly in the operating income of the Company and its subsidiaries.

Gains and losses relating to defined benefit plans and benefit plans hybrids, in addition to recoverability limitations of surpluses for refund or reduction in future contributions are immediately recognized in other comprehensive income, causing no impact on the operating income of the Company and its subsidiaries.

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

Actuarial liabilities recorded by the Company and its subsidiaries as of September 30, 2012 and December 31, 2011 are as follows:

	Company		Consolidated
Plan	9.30.12	12.31.11	9.30.12	12.31.11
CTB	33,658	34,615	33,658	34,615
PAMA	273,609	256,563	291,631	273,373
PBS	-	-	904	905
VIVO PREV	-	-	1,616	-
Total	307,267	291,178	327,809	308,893

For the surplus plans, the net actuarial assets were recorded by the Company and its subsidiaries at September 30, 2012 and December 31, 2011, in the group of other assets (Note 10).

35. FINANCIAL INSTRUMENTS

The Company and its subsidiaries made a valuation of their financial assets and liabilities in relation to market values based on available information and appropriate valuation methodologies. However, both interpretation of market information and selection of methodologies require considerable judgment and reasonable estimates in order to produce adequate realizable values. Consequently, the estimates presented do not necessarily indicate the amounts that could be realized in the current market. The use of different market approaches and/or methodologies may have a significant effect on the estimated realizable values.

The table below shows a breakdown of financial assets and liabilities as of September 30, 2012.

	Company
	Fair value		Amortized cost
Financial assets	Measured at fair value through profit or loss	Coverage	Loans and receivables	Level 2	Total book value	Total fair value
				Estimates based on other market data
Current
Cash and cash equivalents (Note 4)	-	-	2,822,146	-	2,822,146	2,822,146
Derivative transactions	13	-	-	13	13	13

Noncurrent
Interest in other companies	-	-	-	-	23,438	23,438
Derivative transactions	-	57,933	-	57,933	57,933	57,933
Total financial assets	13	57,933	2,822,146	57,946	2,903,530	2,903,530

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

	Company
Financial liabilities	Measured at fair value through profit or loss	Amortized cost	Coverage	Level 2 Estimates based on other market data	Total book value	Total fair value
Current
Loans and financing (Note 17)	6,108	411,511	-	6,108	417,619	417,619
Debentures (Note 17)	5,913	135,421	-	5,913	141,334	141,334
Derivative transactions	-	-	9,810	9,810	9,810	9,810

Noncurrent
Loans and financing (Note 17)	307,644	696,806	-	307,644	1,004,450	1,004,450
Debentures (Note 17)	92,468	2,709,625	-	92,468	2,802,093	2,802,093
Derivative transactions	-	-	3,669	3,669	3,669	3,669
Total financial liabilities	412,133	3,953,363	13,479	425,612	4,378,975	4,378,975

	Consolidated
	Fair value		Amortized cost
Financial assets	Measured at fair value through profit or loss	Coverage	Loans and receivables	Level 2 Estimates based on other market data	Total book value	Total fair value
Current
Cash and cash equivalents (Note 4)	-	-	6,739,949	-	6,739,949	6,739,949
Derivative transactions	62	1,666	-	1,728	1,728	1,728

Noncurrent
Interest in other companies	-	-	-	-	23,438	23,438
Derivative transactions	-	316,563	-	316,563	316,563	316,563
Total financial assets	62	318,229	6,739,949	318,291	7,081,678	7,081,678

	Consolidated
Financial liabilities	Measured at fair value through profit or loss	Amortized cost	Coverage	Level 2 Estimates based on other market data	Total book value	Total fair value
Current
Loans and financing (Note 17)	36,260	881,900	-	36,260	918,160	918,160
Debentures (Note 17)	5,913	135,421	-	5,913	141,334	141,334
Derivative transactions	139	-	31,537	31,676	31,676	31,676

Noncurrent
Loans and financing (Note 17)	1,308,877	2,956,544	-	1,308,877	4,265,421	4,265,421
Debentures (Note 17)	92,468	2,709,625	-	92,468	2,802,093	2,802,093
Derivative transactions	-	-	41,854	41,854	41,854	41,854
Total financial liabilities	1,443,657	6,683,490	73,391	1,517,048	8,200,538	8,200,538

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

Interest in other companies

The Company has direct and indirect interest in other companies, resulting from the privatization process. These investments, measured at market value, take into consideration the last quotation available at September 30, 2012 and December 31, 2011.

The table below shows the breakdown of interest in other companies at market value as of September 30, 2012 and December 31, 2011:

	9.30.12	12.31.11
Zon Multimédia (a)	-	9,117
Other investments	23,438	28,718
Total	23,438	37,835

(a)  On May 8, 2012, the Company disposed of 1,618,652 common shares, representing 0.52% of Zon Multimédia – Serviços de Telecomunicações e Multimídia, SGPS, S.A. capital (with voting rights).

Fair value hierarchy

The Company and its subsidiaries use the following hierarchy to determine and disclose the fair value of financial instruments by the valuation technique:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: others techniques for which all data that have significant effect on the fair value recorded are directly or indirectly observable;

Level 3: techniques that use data that have significant effect on fair value recorded, not based on observable market data.

For the nine-month period ended September 30, 2012 no transfers of assessments of fair value between level 1 and level 2 nor level 3 and level 2 were made. The Company and its subsidiaries do not have financial instruments with fair value level 3 assessments.

As authorized by CPC 37, the Company and its subsidiaries did not disclose comparative information on hierarchy of fair value and liquidity disclosures.

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

Capital management

The purpose of the Company and its subsidiaries’ Capital management is to ensure that a solid credit rating is sustained before the institutions, as well as an optimum capital ratio, in order to support the Company’s businesses and maximize the value to its shareholders.

The Company and its subsidiaries manage their capital structure by making adjustments and fitting into current economy conditions. For this purpose, the Company and its subsidiaries may pay dividends, raise new loans, issue promissory notes and contract derivative transactions. For the nine-month period ended September 30, 2012, there were no changes in the Company’s objectives, policies or capital structure processes.

The net debt structure of Company and its subsidiaries includes: loans, financing, derivative transactions, less cash and cash equivalents.

Risk management policy

The Company and its subsidiaries are exposed to various market risks as a result of its commercial operations, debts obtained to finance its activities and debt-related financial instruments.

The key market risk factors that affect the business of the Company and its subsidiaries are detailed below.

a.    Foreign exchange risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the financial expenses stemming from loans denominated in foreign currency.

At September 30, 2012, 19.1% (19.3% at December 31, 2011) of the financial debt was denominated in foreign currency. The Company and its subsidiaries have entered into derivative transactions (exchange rate hedge) with financial institutions to protect itself against exchange rate variation on its gross debt in foreign currency (R$1,556,303 at September 30, 2012 and R$1,198,483 at December 31, 2011). In view of this, total debt was covered by asset positions on currency hedge transactions (swap for CDI) on those dates.

There is also the exchange rate risk related to non-financial assets and liabilities in foreign currency, which can lead to a lower amount receivable or higher amount payable, depending on exchange rate variation in the period.

As from May 2010, hedge transactions were contracted to minimize the exchange rate risk related to these non-financial assets and liabilities in foreign currency. This balance is subject to daily changes due to business dynamics, however, the Company aims to cover the net balance of these rights and obligations (US$10,447 and €4,430 payable at September 30, 2012 and US$ 13,917 and €17,818 payable at December 31, 2011) to minimize the related foreign exchange risk.

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

b.    Interest rate and inflation risk

This risk arises from the possibility of the Company and its subsidiaries incurring losses due to an unfavorable change in internal interest rates, which may negatively affect financial expenses connected with part of debentures linked with CDI and liability positions in derivatives (exchange rate hedge and IPCA) contracted at floating interest rates (CDI).

The debt taken out from BNDES bank is indexed by the TJLP (Long Term Interest Rate quarterly set by the National Monetary Council), which was kept at 6.0% per annum from July 2009 to June 2012. The long-term interest rate was reduced to 5.5% p.a. as from July 2012.

The risk of inflation arises from the debentures of Telemig (merged into Vivo Part. on June 1, 2010), indexed by the IPCA, which may adversely affect our financial expenses in the event of an unfavorable change in this index.

To reduce its exposition to CDI, the Company and its subsidiaries invest cash surplus of R$6,707,236 (R$2,862,938 at December 31, 2011), mainly in short-term financial investments (Bank Deposit Certificates) based on CDI variation. The book value of these instruments approximates market value, since they are redeemable within a short term.

As of September 30, 2012, the Company and its subsidiary Vivo had financing agreements in force, containing restrictive clauses (covenants), typically applicable to such agreements, relating to cash generation, debt ratios and other restrictions. These covenants which should be calculated semi-annually and annually could otherwise demand payment of liabilities at an earlier time have been fully performed and all economic and financial indexes contractually provided have been achieved.

The 1st and 4th issuance of debentures of Vivo Part., taken by the Company on August 19 and September 28, 2011, respectively, have economic and financial indexes that must be determined on a quarterly basis, as well as covenants in connection with judicial and out-of-court applications for company economic recovery, liquidation, dissolution, insolvency, voluntary bankruptcy application or adjudication of bankruptcy, payment failure and failure to comply with non-fiduciary obligations. At said date, all financial and economic indices were attained and all these covenants were met.

c.    Liquidity risk

Liquidity risk derives from the possibility that the Company and its subsidiaries do not have sufficient resources to meet their commitments according to the different currencies and terms of execution/settlement of their rights and obligations.

The Company and its subsidiary structure the maturity dates of the non-derivative financial agreements, as shown in note 17, and their respective derivatives as shown in the payments schedule disclosed in the referred note, in such manner as not to affect its liquidity.

The control of the Company’s and its subsidiaries’ liquidity and cash flow is monitored daily by Management, in such way as to ensure that the operating cash generation and the available lines of credit, as necessary, are sufficient to meet its schedule of commitments, not generating liquidity risks.

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

d.    Credit risk

This risk arises from the possibility that the Company and its subsidiaries may incur losses due to the difficulty in receiving amounts billed to its customers and sales of handsets and pre-activated pre-paid cards to the distributor’s network.

The credit risk on accounts receivable is dispersed and minimized by a strict control of the customer base. The Company and its subsidiaries constantly monitor the level of accounts receivable of post-paid plans and limit the risk of past-due accounts, interrupting access to telephone lines for past due bills. In the mobile services line, the customer base predominantly uses the prepaid system, which requires prior charging and consequently entails no credit risk. Exceptions are made for telecommunication services that must be maintained for security or national defense reasons.

The credit risk in the sale of handsets and “pre-activated” prepaid cards is managed under a conservative credit policy, by means of modern management methods, including the application of “credit scoring” techniques, analysis of financial statements and information, and consultation to commercial data bases, in addition to request of guarantees.

At September 30, 2012, the Company’s customer portfolio had no subscribers whose receivables were individually higher than 1% of the total accounts receivable from services.

The Company and its subsidiaries are also subject to credit risk arising from short-term investments, letters of guarantee received as collateral in connection with certain transactions and receivables from derivative transactions. The Company and its subsidiaries control the credit limit granted to all counterparties and diversifies such exposure among top tier financial institutions, according to credit policy of financial counterparties in force.

Derivatives and risk management policy

All the Company’s and its subsidiaries’ derivative instruments have the objective of providing a hedge against the risk of variation in exchange rates arising from assets and liabilities in foreign currency and against inflation risk from its debenture indexed to IPCA (inflation rate) with shorter term. As such, any changes in risk factors generate an opposite effect on the hedged end. There are no derivative instruments for speculative purposes and liabilities in foreign exchange are hedged.

The Company and its subsidiaries have internal controls over its derivative instruments, which, according to management, are adequate to control the risks associated with each market strategy. The Company’s results derived from its derivative financial instruments indicate that the risks have been adequately managed.

The Company and its subsidiaries determine the effectiveness of the derivative instruments entered into to hedge its financial liabilities upon origination and on an ongoing basis (quarterly). As of September 30, 2012, the derivative instruments taken were effective for the debts for which they are intended to provide coverage. Provided that these derivatives contracts qualify as hedge accounting, the risk hedge may also be adjusted at fair value, according to hedge accounting rules.

The Company and its subsidiaries entered into swap contracts in foreign currency at different exchange rates hedging their assets and liabilities in foreign currency.

At September 30, 2012, the Company and its subsidiaries had not had any embedded derivatives agreements.

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

Fair value of financial instruments

The discounted cash flow method was used to determine the fair value of finance liabilities (when applicable) and derivative instruments, considering expected settlement of liabilities or realization of assets and liabilities at the market rates prevailing at balance sheet date.

Fair values are calculated by projecting future operating flows, using BM&FBovespa curves, and discounting to present value through market DI rates for swaps, as informed by BM&FBovespa.

The market values of exchange rate derivatives were obtained through market currency rates in force at the balance sheet date and projected market rates were obtained from currency coupon curves. The coupon for positions indexed to foreign currencies was determined using the 360-calendar-day straight-line convention; the coupon for positions indexed by CDI was determined using the 252-workday exponential convention.

The consolidated derivative financial instruments shown below are registered with CETIP. All of them are classified as swaps and do not require margin deposits.

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

		Consolidated
						Accumulated balance
		Reference value (notional)		Fair value		Amount receivable (payable)
Description	Index	9.30.12	12.31.11	9.30.12	12.31.11	9.30.12	12.31.11
Swap contracts
Receivable
Foreign currency (a)		1,325,079	1,106,438	1,636,664	1,248,514	298,792	212,262
Citibank	USD	181,230	187,845	215,879	199,872	39,549	32,219
Votorantim	USD	7,744	13,434	9,192	14,028	-	-
Banco do Brasil	USD	258,900	258,900	320,072	282,205	38,494	19,629
Bradesco	USD	414,710	196,728	506,649	231,391	80,145	43,137
Itaú	USD	19,288	6,324	19,339	6,371	-	57
JP Morgan	USD	443,207	443,207	565,533	514,647	140,604	117,220

Foreign currency (b)		12,677	44,098	12,724	43,059	61	-
Bradesco	EUR	-	13,828	-	13,773	-	-
Itaú	EUR	12,285	30,270	12,330	29,286	61	-
Santander	EUR	392	-	394	-	-	-

Inflation rates		72,000	72,000	98,380	87,390	19,438	15,513
Itaú	Brazil's Extended Consumer Price Index (IPCA)	72,000	72,000	98,380	87,390	19,438	15,513

Floating rate (c)		6,081	4,644	6,068	4,638	-	-
Bradesco	CDI	-	896	-	899	-	-
Itaú	CDI	-	3,748	-	3,739	-	-
Santander	CDI	6,081	-	6,068	-	-	-

Payable
Floating rate (a)		(1,337,755)	(1,150,536)	(1,422,489)	(1,204,745)	(71,953)	(125,435)
Citibank	CDI	(181,230)	(187,845)	(183,638)	(186,324)	(7,307)	(18,672)
Votorantim	CDI	(7,744)	(13,434)	(20,980)	(34,139)	(11,789)	(20,111)
Banco do Brasil	CDI	(258,900)	(258,900)	(281,577)	(262,576)	-	-
Santander	CDI	(392)	-	(393)	-	-	-
Bradesco	CDI	(414,710)	(210,556)	(461,503)	(230,901)	(34,999)	(28,874)
Itaú	CDI	(31,572)	(36,594)	(31,726)	(36,753)	(118)	(1,153)
JP Morgan	CDI	(443,207)	(443,207)	(442,672)	(454,052)	(17,740)	(56,625)

Floating rate (b)		(72,000)	(72,000)	(80,507)	(75,926)	(1,565)	(4,049)
Itaú	IPCA	(72,000)	(72,000)	(80,507)	(75,926)	(1,565)	(4,049)

Foreign currency (c)		(6,081)	(4,644)	(6,079)	(4,685)	(12)	(47)
Bradesco	USD	-	(896)	-	(937)	-	(38)
Itaú	USD	-	(3,748)	-	(3,748)	-	(9)
Santander	USD	(6,081)	-	(6,079)	-	(12)	-

			Receivable			318,291	227,775
			Payable			(73,530)	(129,531)
			Amount receivable, net			244,761	98,244

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

a) Swaps of foreign currency (USD) x CDI (R$1,606,642) – swap transactions contracted with different maturity dates until 2019, with the objective of hedging foreign exchange variation for loans in USD (financial debt book value of R$1,556,303).

b) Swap of foreign currency (Euro and Dollar) and (CDI x EUR) (R$32,591 - swap contracts entered into with maturities until November 27, 2012 with the objective of hedging foreign exchange variation for net amounts payable in Euro and Dollar (book value of R$21,214 in dollars and R$11,632 in Euro).

c) Swap IPCA x CDI percentage (R$98,380) – swap transactions with maturity dates until 2014 for the purpose of protecting the cash flow identical to the debentures (4th issuance – 3rd series) indexed to the IPCA (market value R$98,380).

The expected maturities of swap contracts as of September 30, 2012 are as follows:

Swap contracts	Maturity
	2012	2013	2014	2015 onward	Amount receivable (payable) at 9.30.12
Foreign currency vs. CDI	(3,560)	7,871	10,687	211,902	226,900
VOTORANTIM	-	(8,120)	(3,669)	-	(11,789)
BRADESCO	(1,641)	(11,963)	(12,548)	71,298	45,146
JP MORGAN	-	(7,175)	(10,565)	140,604	122,864
BANCO DO BRASIL	-	38,494	-	-	38,494
CITIBANK	(1,862)	(3,365)	37,469	-	32,242
ITAÚ	(57)	-	-	-	(57)

CDI vs. foreign currency	(12)	-	-	-	(12)
SANTANDER	(12)	-	-	-	(12)

IPCA x CDI	(1,565)	238	19,200	-	17,873
ITAÚ	(1,565)	238	19,200	-	17,873

Total	(5,137)	8,109	29,887	211,902	244,761

For the purpose of preparing the quarterly information (ITR), the Company and its subsidiaries adopted hedge accounting for its foreign currency X CDI and IPCA x CDI swap transactions providing financial debt hedge. Under this methodology, both the derivative and the risk covered are stated at fair value.

For the nine-month periods ended September 30, 2012 and 2011, derivative transactions generated a consolidated gain of R$97,869 and R$79,387, respectively, according to Note 28.

At September 30, 2012, the Company and its subsidiaries recorded R$318,291 as assets and R$73,530 as liabilities in order to recognize the derivatives position in that date.

Sensitivity analysis of the Company’s risk variables

CVM Deliberation 604/09 requires listed companies to disclose, in addition to the provisions of Technical Pronouncement CPC No. 40 - Financial Instruments: Disclosure (equivalent to IFRS 7), a table showing the sensitivity analysis of each type of market risk inherent in financial instruments considered relevant by management and to which the Company is exposed at the closing date of each reporting period, including all operations involving derivative financial instruments.

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

In compliance with the foregoing, all the operations involving derivative financial instruments were evaluated considering a probable scenario and two scenarios that may adversely impact the Company.

The assumption taken into consideration under the probable scenario was to keep, the maturity date of each transaction, what has been signaled by the market through BM&FBovespa market curves (currencies and interest rates). Accordingly, the probable scenario does not provide for any impact on the fair value of the derivative financial instruments mentioned above. For scenarios II and III, risk variables contemplated 25% and 50% deterioration, respectively, pursuant to the applicable CVM ruling.

Considering that the Company and Vivo has derivative instruments only to cover its assets and liabilities in foreign currency, the changes in scenarios are offset by changes in the related hedged items, thus indicating that the effects are practically null. For these operations, the Company reported the value of the hedged item and of the derivative financial instrument on separate rows in the sensitivity analysis table in order to provide information on the Company’s and Consolidated net exposure for each of the three mentioned scenarios, as shown below:

Sensitivity analysis – Net exposure

Company

Transaction	Risk	Probable	Deterioration 25%	Deterioration 50%
Hedge (receivable)	Derivatives (Risk of USD devaluation)	329,263	412,287	495,628
Debt in USD	Debts (Risk of USD appreciation)	(329,262)	(412,286)	(495,627)
	Net exposure	1	1	1

Hedge (receivable)	Derivatives (Risk EUR appreciation)	3,017	3,772	4,527
Accounts payable in EUR	Debt (Risk of EUR devaluation)	(3,372)	(4,215)	(5,059)
	Net exposure	(355)	(443)	(532)

Hedge (receivable)	Derivatives (Risk of USD devaluation)	22,984	28,744	34,510
Accounts payable in USD	Debts (Risk of USD appreciation)	(22,728)	(28,410)	(34,092)
	Net exposure	256	334	418

Hedge (receivable)	Derivatives (Risk of IPCA devaluation)	98,380	95,971	97,212
Debt in IPCA	Debts (Risk of IPCA appreciation)	(98,380)	(95,971)	(97,212)
	Net exposure	-	-	-

Hedge (CDI - receivable)	Derivatives (Risk of CDI appreciation)	(409,179)	(418,487)	(427,685)
	Net exposure	(409,179)	(418,487)	(427,685)

Total net exposure in each scenario		(409,277)	(418,595)	(427,798)

Net effect in the variation of current fair value		-	(9,318)	(18,521)

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

Consolidated

Transaction	Risk	Probable	Deterioration 25%	Deterioration 50%
Hedge (receivable)	Derivatives (Risk of USD devaluation)	1,110,676	1,400,941	1,696,536
Debt in USD	Debts (Risk of USD appreciation)	(1,110,438)	(1,400,645)	(1,696,181)
	Net exposure	238	296	355

Hedge (receivable)	Derivatives (Risk of EUR devaluation)	12,724	15,908	19,093
Accounts payable in EUR	Accounts payable in EUR (Risk of EUR appreciation)	(11,378)	(14,223)	(17,067)
	Net exposure	1,346	1,685	2,026

Hedge (receivable)	Derivatives (Risk of USD devaluation)	19,867	24,791	29,763
Accounts payable in USD	Debts (Risk of USD appreciation)	(21,214)	(26,518)	(31,822)
	Net exposure	(1,347)	(1,727)	(2,059)

Hedge (receivable)	Derivatives (Risk of IPCA devaluation)	98,380	95,971	97,212
Debt in IPCA	Debts (Risk of IPCA appreciation)	(98,380)	(95,971)	(97,212)
	Net exposure	-	-	-

Hedge (receivable)	Derivatives (Risk of USD devaluation)	500,042	641,469	790,281
Debt in UMBNDES	Debts (Risk of UMBNDES appreciation)	(497,647)	(638,469)	(786,626)
	Net exposure	2,395	3,000	3,655

Hedge (CDI - receivable)	Derivatives (Risk of CDI appreciation)	(1,534,692)	(1,603,049)	(1,676,860)
	Net exposure	(1,534,692)	(1,603,049)	(1,676,860)

Total net exposure in each scenario		(1,532,060)	(1,599,795)	(1,672,883)

Net effect in the variation of current fair value		-	(67,735)	(140,823)

Assumptions for sensitivity analysis

Risk variable	Probable	Deterioration 25%	Deterioration 50%
USD	2.0306	2.5383	3.0459
EUR	2.6256	3.2820	3.9383
IPCA	5.28%	6.60%	7.92%
CDI	7.36%	9.20%	11.04%

Telefonica Brasil S. A.

NOTES TO QUARTERLY INFORMATION (Continued)

September 30, 2012

(In thousands of reais)

To determine the net exposure of the sensibility analysis, all derivatives were considered at market value and only hedged elements classified under the hedge accounting method were also considered at fair value.

The fair values shown in the table above are based on the status of the portfolio as of September 30, 2012, not reflecting an estimated realization in view of the market dynamics, always monitored by the Company. The use of different assumptions may significantly impact estimates.

 36.      SUBSEQUENT EVENTS

On October 15, 2012, the Company renegotiated the 1st series of the 4th debenture issuance under the conditions approved by the Board of Directors in a meeting held on July 24, 2012. Total value renegotiated was R$93,150 and the Company redeemed debentures held by dissenting debenture holders in the amount of R$4,850, and kept them in treasure for later cancellation.

On October 11, 2012, as regards the invitation to bid referring to 4G broadband (Invitation to bid No. 004/2012/PVCP/SPV – Anatel), the Act No. 5907 of ANATEL’s Board decided to approve use of radiofrequency blocks, without exclusivity, on a primary basis, in subbands 2550 through 2570 MHz / 2670 through 2690 MHz, in connection with the authorizations to engage Personal Mobile Service (SMP) granted to Vivo, as well as of other radiofrequencies in the 2.5 GHz band by the respective winning bids for the lots mentioned in the bid. The authorization terms of the above-mentioned radiofrequency bands were executed on October 16, 2012 and published by the Federal Official Gazette (DOU) on October 18, 2012. On October 16, 2012, Vivo paid R$105,000 (one hundred and five million Reais), an amount equivalent to 10% (ten percent) of the total concession amount. The remaining amounts shall be paid in up to 12 months, updated by the IGP-DI rate (General Price Index – Domestic Supply issued by the Getulio Vargas Foundation), or in 6 equal annual installments maturing between October 2015 and October 2020, updated by the IGP-DI rate plus interest of 1% (one percent) per month on the adjusted amount (Note 1.b2).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 16, 2012	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director